Filed by General Motors Corporation
Subject Company — General Motors Corporation
and Hughes Electronics Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

The following materials will be available on Hughes’ merger support website.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

Application of	)
	)	EXPEDITED ACTION
ECHOSTAR COMMUNICATIONS CORPORATION,	)	REQUESTED
GENERAL MOTORS CORPORATION,	)
HUGHES ELECTRONICS CORPORATION,	)
)
Transferors,	)	CS Docket No. 01-348
)
and	)
)
ECHOSTAR COMMUNICATIONS CORPORATION,	)
)
Transferee,	)
)
For Authority to Transfer Control.	)
)

Application of	)
)
ECHOSTAR SATELLITE CORPORATION	)
AND HUGHES ELECTRONICS CORPORATION	)	CS Docket No. 01-348
	)	File No. SAT-LOA-20020225-00023
for Authority to Launch and Operate	)	S2435
NEW ECHOSTAR 1 (USABBS-16).	)
)

To: The Commission

AMENDMENT TO CONSOLIDATED APPLICATION
FOR AUTHORITY TO TRANSFER CONTROL

Gary M. Epstein	Pantelis Michalopoulos
James H. Barker	Philip L. Malet
LATHAM & WATKINS	Carlos M. Nalda
555 11th Street, N.W.	Rhonda M. Bolton
Suite 1000	STEPTOE & JOHNSON LLP
Washington, DC 20004	1330 Connecticut Avenue, N.W.
202-637-2200	Washington, DC 20036-1795
202-429-3000

Counsel for General Motors Corporation	Counsel for EchoStar
and Hughes Electronics Corporation	Communications Corporation

November 27, 2002

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

Application of	)
)
ECHOSTAR COMMUNICATIONS CORPORATION,	)
GENERAL MOTORS CORPORATION,	)
HUGHES ELECTRONICS CORPORATION,	)
)
Transferors,	)	CS Docket No. 01-348
)
and	)
)
ECHOSTAR COMMUNICATIONS CORPORATION,	)
)
Transferee,	)
)
For Authority to Transfer Control.	)
)

Application of	)
)
ECHOSTAR SATELLITE CORPORATION	)	CS Docket No. 01-348
AND HUGHES ELECTRONICS CORPORATION	)	File No. SAT-LOA-20020225 00023
	)	S2435
For Authority to Launch and Operate	)
NEW ECHOSTAR 1 (USABBS-16).	)

To: The Commission

AMENDMENT TO CONSOLIDATED APPLICATION
FOR AUTHORITY TO TRANSFER CONTROL

     EchoStar Communications Corporation (“EchoStar”), General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”), a wholly owned subsidiary of GM (collectively, the “Applicants”), hereby amend the above-captioned merger application.1 The Applicants respectfully request expedited consideration of the amended application. As set forth herein, the proposed transaction, as amended, would strongly serve the public interest.

I. INTRODUCTION AND SUMMARY

     The proposed merger between EchoStar and Hughes2 is designed to generate extraordinary efficiencies and significantly enhance competition in the Multichannel Video Programming Distribution (“MVPD”) market. In the Hearing Designation Order (or “HDO”), the Federal Communications Commission (“Commission”) recognized that the transaction will generate substantial benefits, but also identified a number of competition-related concerns stemming from the resulting reduction in the number of firms providing Direct Broadcast Satellite (“DBS”) service.3 On account of these concerns, the Commission stated it could not

     1 The application amendment is composed of this narrative description setting forth the proposed condition to merger approval, a public interest statement explaining that the condition is sufficient to resolve the Commission’s concerns and attached FCC Form 312. Except to the extent specifically modified by these submissions, the original Application, as amended, evidentiary filings and related submissions made by the Applicants in this proceeding remain unchanged in all material respects. Under the Commission’s Rules, no form or fee is required for an amendment of a DBS application. See 47 C.F.R. § 1.1107. While the Commission has recently consolidated Part 100 with Part 25 of its Rules and has subjected DBS applicants to 47 C.F.R. § 25.114, see Policies and Rules for the Direct Broadcast Service, Report and Order, 17 FCC Red. 11331, 11350 (2002), the Applicants have already filed FCC Form 312 applications for all DBS license transfers as a matter of convenience, even before that rule became applicable to DBS. The present minor amendment merely adds a proposed condition to grant of the merger application. Nevertheless, out of an abundance of caution, the Applicants are hereby filing an amended FCC Form 312 application for the licenses implicated in the proposed condition that includes an asterisk describing this condition.

     2 See Consolidated Application for Authority to Transfer Control, CS Docket No. 01-348 (filed Dec. 3, 2001) at n.2. The holding company referenced there is expected to be HEC Holding, Inc., a Delaware corporation.

     3 See generally Application of EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation, Hearing Designation Order, FCC 02-284, CS Docket No. 01-348 (rel. Oct. 18, 2002) (“Hearing Designation Order”).

conclude on the basis of the record assembled up to that point that the proposed transaction would serve the public interest, and designated the above-captioned applications for an evidentiary hearing. However, the Commission afforded the Applicants thirty days from the mailing of the Hearing Designation Order to file an amended application ameliorating the competition concerns identified by the Commission. 4

     To cure the Commission’s concerns, the Applicants hereby amend the proposed merger application in a manner that will ensure the creation and competitive viability of an additional, facilities-based DBS competitor — R/L DBS Company, LLC (“Rainbow”), an indirect wholly-owned subsidiary of Cablevision Systems Corporation (“Cablevision”). Specifically, the Applicants hereby amend their merger application to request approval of the merger contingent on the execution of a divestiture agreement that will include the assignment to Rainbow of EchoStar’s authorizations to provide DBS service from the 61.5°W.L. and 148° W.L. orbital locations and associated satellite resources, as well as resale of New EchoStar’s services by Rainbow. This remedy is significantly broader than the proposal presented by the Applicants to the Department of Justice on October 28, 2002.

     Under this proposed remedy, the parties and New EchoStar would agree,5 as a condition to approval of the merger, to, among other things:

•	Divest to Rainbow EchoStar’s license for 11 licensed frequencies at the 61.5° W.L. slot;

•	Assign to Rainbow the right to operate over 6 frequencies at the 61.5° W.L. slot that EchoStar uses under a lease with Dominion (assuming, as EchoStar has preliminarily concluded, that the lease permits assignment by EchoStar);

     4 See id. at ¶ 295.

     5 These proposals remain subject to definitive agreement with Rainbow.

•	Divest to Rainbow EchoStar’s license for 24 frequencies at the 148° W.L. slot;

•	Divest to Rainbow EchoStar’s Special Temporary Authority for 2 unassigned frequencies at the 61.5° W.L. slot and 8 frequencies at the 148° W.L. slot;

•	Divest to Rainbow the EchoStar III satellite by sale and the EchoStar I and II satellites by lease, providing sufficient capacity to carry Rainbow’s transmissions on the divested spectrum;

•	Share with Rainbow facilities for local signal collection and backhaul of local broadcast transmissions, thereby reducing Rainbow’s costs of offering local broadcast channels on its DBS service;

•	Grant to Rainbow resale rights. New EchoStar will license to Rainbow the right to resell New EchoStar’s full line of DBS services, including all new and enhanced DBS services enabled by the merger. In return, under the proposal, Rainbow would license its full product line to New EchoStar for New EchoStar to resell to its subscribers. This means that services provided from the entire DBS orbital spectrum of 61.5°, 101°, 110°, 119°, 61.5° and 148° W.L. locations will be available to all customers of New EchoStar and to all customers of Rainbow. Each company will market, package and price as it sees fit, thus enhancing competition between DBS firms and against the cable companies;

•	Give Rainbow enhanced ability to market to existing DBS subscribers. During the equipment transition process (i.e., the set-top box and dish swap), New EchoStar will give subscribers in need of an upgrade the option of switching their DBS service to Rainbow or of taking Rainbow service in addition to New EchoStar service; and

•	Ensure open access to retail distribution. The companies are also willing to discuss methods to ensure that Rainbow is able to attain open access to retail distribution.

The Applicants plan to soon file a separate application seeking the Commission’s approval for the license transfers to Rainbow encompassed by this transaction.

     The proposed divestiture will create a DBS competitor with a capacity to provide programming equal to, and in all probability greater than, each of the DBS firms today, eliminating all the uncertainties about Rainbow’s entry in the market identified by the

Commission in the Hearing Designation Order.6 This means that, if the Commission approves the merger, consumers will enjoy a triple win. First, they will obtain virtually all of the benefits of the merger, including expanded local-into-local service, residential broadband service by satellite, and a more vigorous competitor against cable (and against the video/Internet access that cable operators provide). Second, at the same time, consumers will secure a second vigorous DBS competitor, and no reduction in the number of competing providers, in the MVPD market. Instead of “3 to 2” or a “2 to 1,” this transaction will be a “3 to 3” or “2 to 2” combination in most areas of the country. Finally, by virtue of the divestiture proposal, which will strengthen Rainbow, consumers will benefit from a more powerful competitor than either EchoStar or DIRECTV would be alone — a move from two spectrum-constrained DBS providers to two newly configured providers that will be substantially strengthened compared to the status quo.7 Indeed, the effectiveness of the proposed remedy has been bolstered even further by a very recent development — a transaction announced on November 4th between NBC and Cablevision where, among other things, NBC will purchase Cablevision’s interest in Bravo. That transaction increases substantially the capital that could be available to Rainbow and should remove any remaining doubt that Rainbow’s entry will become likely, timely and effective by virtue of the amended merger proposal.

     6 See Hearing Designation Order at ¶ 143,

     7 Rainbow will be able to compress more channels of programming from each of its DBS channels than New EchoStar, since it will not be inhibited by the burdens of legacy equipment that, as the Hearing Designation Order recognizes, hamper the Applicants. See Hearing Designation Order at ¶ 79 (“We agree with the Applicant that the spot beam satellites on which the Opponents base their claims may not be technically and economically viable, at this time.... This is not to say that these technologies would not be economically feasible in a ‘greenfield’ application....”).

     Rainbow’s right to resell New EchoStar services and the option for New EchoStar subscribers in need of an equipment upgrade after the merger to switch to Rainbow will ensure that Rainbow’s entry will be adequate and effective and that it will exert sufficient discipline on New EchoStar’s conduct. These supplemental terms, not presented to the Department of Justice at the October 28, 2002 presentation, are designed to enable Rainbow to achieve economies of scale more quickly and with less risk. They are anticipated to do so by providing Rainbow with, among other things: (1) a broader range of video programming and services to offer immediately and the full range of programming and services generated by the merger to offer in the future; (2) another outlet and revenue stream (from New EchoStar resale) for its own programming and services; and (3) unprecedented access to potential customers. In addition, the net result of the proposal will be a level of competition and programming diversity that far exceeds what exists today and that will significantly expand options to all consumers. In other words, not one but two companies will be able to take full advantage of the huge benefits unleashed by the merger. Because of the right to resell New EchoStar service, Rainbow might choose, for example, to provide complementary programming from 61.5° W.L. and 148° W.L. (as opposed to programming duplicating New EchoStar’s offerings), minimizing the duplicative use of the DBS spectrum and preserving the promise of spectrum efficiency.

     Therefore, while preserving other merger benefits, the creation of an additional DBS provider will cure all of the countervailing competition concerns identified by the Commission even if these concerns were viewed in the light least favorable to the Applicants.8

     8 The condition should also allay the Commission’s spectrum policy concern about a single provider controlling all U.S. “full-CONUS” orbital locations. The combination of the two DBS wing slots will provide Rainbow with full-CONUS coverage. In fact, one of these slots can provide service to almost all of the United States, and the other one can also provide service to

For example, the proposed divestiture condition will create an additional competitor regardless of how narrowly the relevant product and geographic markets are defined,9 and it will eliminate the possible welfare losses feared by the Commission even accepting the worst-case scenario for such losses postulated in the Hearing Designation Order.

     In fact, the Hearing Designation Order acknowledges the possibility that the merger, even if left unconditioned, might produce net welfare benefits for consumers.10 In addition, the Applicants respectfully submit that in the HDO the Commission demonstrably underestimated the size of the benefits to be generated by the merger, and conversely overstated the extent of the competitive harms associated with the merger. For purposes of this amended application, however, it is not necessary to engage in a precise and definitive quantification of benefits and competitive effects. As mentioned, the Applicants’ remedy proposal is more than adequate to neutralize the perceived competition concerns even assuming the worst set of facts and assumptions for the Applicants.

     Accordingly, as the Applicants argue in a separate Petition for Suspension of Hearing filed today, the Commission should suspend the hearing for the purposes of evaluating the remedial value of the Applicants’ amended application. The Commission should place the amended application on public notice, and grant the application without a hearing if it agrees well over half of the United States. This means that the two orbital locations divested to Rainbow have overlapping coverage and that consumers in many states will be able to receive Rainbow programming from both slots.

     9 The Applicants continue to believe firmly that the MVPD market is the relevant product market for analyzing this transaction, but the remedy proposal presented here would have the same effect — preservation of the number of providers — even in the DBS industry.

     10 While the Commission substituted its own diversion rates and other numbers in the Applicants’ simulation analysis, many of the cases it considered still yield significant net welfare benefits. See Hearing Designation Order at Appendix E, ¶ 30.

with the Applicants that the proposed remedy is effective in ameliorating its competition concerns.

     This will conserve both the Commission’s and the parties’ resources, allow a Commission decision well before the trigger dates for termination of the Merger Agreement, and increase the likelihood that the merger, as modified, will be consummated, resulting in significant consumer benefits. The Agreement and Plan of Merger between EchoStar and Hughes contains several termination provisions, including, among other things, provisions that permit Hughes to terminate the transaction under certain circumstances if Commission approval is not received on or before January 6,2003, or if the merger is not consummated by January 21, 2003. Accordingly, the parties urgently need Commission resolution before the effective termination dates; only expedited action can secure meaningful relief for the parties and for consumers.

II. BACKGROUND

     In addition to its CONUS slots, EchoStar currently offers DBS service from the 61.5° W.L. and 148° W.L. orbital locations (the “wing slots”). Specifically, EchoStar is licensed to operate11 frequencies at 61.5° W.L. subleases six frequencies from Dominion Video Satellite, Inc. (which has a license for a total of 8 channels at that location), and also holds an STA to operate over the remaining 13 channels (11 of which are allotted to Rainbow but are currently unused).12 EchoStar is also licensed to operate on 24 frequencies at the 148° W.L.

     11See Application of Direct Broadcasting Satellite Corporation for Assignment of Direct Broadcast Satellite Orbital Positions and Channels, 8 FCC Rcd 7959 (Int’l Bur. 1993).

     12 At this orbital location, EchoStar holds a license for 11 frequencies, Rainbow holds a permit for 11 frequencies, and Dominion Video Satellite, Inc. (“Dominion”) holds a license for 8 frequencies; the remaining 2 frequencies are unassigned. The International Bureau has granted Special Temporary Authority (“STA”) to EchoStar to operate over the frequencies assigned to orbital location,13 and operates over the remaining eight frequencies at that location pursuant to STA.14 EchoStar has invested hundreds of millions of dollars in acquiring the rights to use the 61.5° W.L. and 148° W.L. orbital locations and building the satellites that are deployed there (EchoStar I and II at 148° W.L., and EchoStar III at 61.5° W.L.).15

     Rainbow is currently constructing a satellite to provide DBS service from its allotted 11 channels at the 61.5° W.L. slot. Rainbow plans to offer multichannel DBS service throughout the continental United States, with an added emphasis on locally and regionally oriented programming.16 Under its current standalone plans, Rainbow is scheduled to launch the satellite in March 2003, and to begin offering its DBS service to consumers by the end of 2003.

Rainbow and the two unassigned frequencies, see Direct Broadcasting Satellite Corporation Application for Special Temporary Authority to Operate a Direct Broadcast Satellite over Channels 1-21 (odd) and 23-32 (odd and even) at 61.5 W.L., 13 FCC 6392 (Int’l Bur. 1998); Direct Broadcasting Satellite Corporation Application Authority of a Direct Broadcast Satellite, Application for Modification and Request for Special Temporary Authority to Test, 13 FCC Red 10080 (Int’l Bur. 1998). See also Dominion Video Satellite, Inc., 14 FCC Red 8182 (Int’l Bur. 1999); Dominion uses two of its frequencies for its religious programming and subleases six of its frequencies to EchoStar.

     13 See Application of EchoStar DBS Corporation For Authority to Construct Launch and Operate a Direct Broadcast Satellite System at 148° W.L., 12 FCC Red 11946 (Int’l Bur. 1996); EchoStar Satellite Corporation, et. al. Application for Authority to Make Minor Modifications to Direct Broadcast Satellite Authorizations, Launch, and Operational Authority, 13 FCC Red 8595 (Int’l Bur. 1998); EchoStar Satellite Corporation Application for Authority to Make Minor Modifications to Direct Broadcast Satellite Authorizations, Launch, and Operation Authority, 15 FCC Red 23636 (Int’l Bur. 2000).

     14 See FCC File Nos. SAT-STA-20011025-00091 and SAT-STA-20020716-00115 (STA renewal application).

     15 In addition to the significant costs typically associated with implementing a U.S.-licensed satellite system, EchoStar acquired the license for the 148° W.L. orbital location by paying $52.3 million as the winning bidder at an auction conducted by the Commission in 1996.

     16 Rainbow is not a party to this application, and the submission is based solely on publicly available information about Rainbow’s DBS plans.

III. PUBLIC INTEREST ANALYSIS

           The Applicants incorporate by reference the public interest showing that they have made for the merger in their original application and subsequent submissions. The merger will produce significant benefits and create a more vigorous competitor to cable operators than either DIRECTV or EchoStar could be on a stand-alone basis. This section is focused on the public interest effect of the Applicants’ divestiture proposal. In short, the proposed divestiture will neutralize the competitive concerns identified by the Commission and, in fact, create more effective competition still, since Rainbow itself will likely be a more robust competitor than either EchoStar or DIRECTV could be without the merger.

   A.   Divestiture

           Under the proposal, New EchoStar will divest all of EchoStar’s rights to all of its frequencies at the 61.5° W.L. and 148°W.L. locations to Rainbow.17 New EchoStar will also transfer to Rainbow (at its request) up to three currently orbiting satellites, by selling for a mutually agreeable price EchoStar III at 61.5° W.L., and leasing EchoStar I and EchoStar II at 148° W.L. These satellites, which would supplement Rainbow’s first satellite, will be sufficient to use all the frequencies that would be assigned to Rainbow at each slot. The leased satellites would be leased until Rainbow launched one or more new, more efficient satellites to replace them. The transaction would close no later than December 31, 2003, subject to regulatory approval.18 With additional spectrum, Rainbow believes that it could carry over 300 standard

     17 EchoStar would also assign the lease to the frequencies currently leased from Dominion to Rainbow, assuming, as it currently believes, that it has right to do so.

     18 The Applicants urge the Commission to approve the merger prior to the relevant termination dates, subject to the condition subsequent of consummating the agreement with definition national channels and 40 HDTV national channels, in addition to local broadcast channels and 16 standard and 2 HDTV regional networks in each of 22 regional areas.

     The satellite transfers have the additional procompetitive benefits of providing New EchoStar with even greater incentives to complete its transition and spectrum reclamation efforts in a timely fashion. In order to avoid any disruption of the services it currently provides with the assets that will be divested to Rainbow, New EchoStar will need to reclaim full-CONUS spectrum and transition its wing slot customers to that spectrum before the end of 2003, at the very latest.

     Without the proposed divestiture, Rainbow’s DBS offering will remain constrained by limited capacity (11-13 frequencies) and the inability to serve effectively portions of the United States. However, with the additional spectrum and satellites acquired pursuant to the proposed divestiture, Rainbow would be a full-fledged MVPD competitor with channel capacity at least equal to, and likely greater than, either of the DBS companies today.

Cablevision. See supra at 8. This is typical and consistent with divestiture conditions imposed by the Commission in the past. In fact, the proposed divestiture is far more concrete than divestiture requirements typically imposed by the Commission, where even the identity of the buyer is unknown at the time the condition is imposed. See, e.g., In the Matter of Telemundo Communications Group et el., 17 FCC Red. 6958 (2002) (approving the transfer of television licenses and giving the transferee 12 months to divest a station to come into compliance with television duopoly rule); In the Matter of Applications of UTV of San Francisco et al., 16 FCC Red. 14975, 14990 (2001) (approving the assignment of television licenses held by subsidiaries of Chris-Craft Industries to Fox Television Stations, Inc. on the condition that Fox divests assets within a specified period of time in order to come into compliance with the multiple ownership and cross-ownership rules); In re Applications of Stockholder Renaissance Communications Corporation and Tribune Company, 12 FCC Red. 11866, 11890 (1997) (approving a transfer of control of television stations with the condition that certain assets are divested within a specified time period in order to comply with multiple ownership rules).

B.	The Proposed Divestiture Will Ensure That Rainbow Has the Spectrum and the Satellites To Be Competitive

           As mentioned above, Rainbow currently has an FCC authorization for 11 of the 32 frequencies available at the 61.5° W.L. orbital location. EchoStar has a license for 11 frequencies at that location, while Dominion has a license for 8 frequencies, of which 6 are covered by a sublease to EchoStar.19 The remaining two channels at that location are unassigned. EchoStar currently has an STA for the two unassigned frequencies (as well as Rainbow’s currently unused 11 frequencies). As for the 148° W.L. orbital location, EchoStar has a license for 24 DBS frequencies and an STA for the remaining 8 frequencies.

     The footprint of satellites operating from the 61.5° W.L. location covers the entire continental United States, as well as Puerto Rico and the U.S. Virgin Islands.20 That slot is technically not a “full-CONUS” slot only because some subscribers in certain limited parts of the United States cannot obtain the required elevation angle necessary for a clear line-of-sight to the satellite. This constraint is generally limited to certain portions of the northwestern Pacific Coast region, and may or may not arise depending on the subscriber’s surrounding terrain. In any event, in recognition of these difficulties, the remedial proposal includes transfer of spectrum rights and satellite capacity at 148° W.L. as well. That latter slot is the “easternmost” western U.S. orbital location, i.e., the western slot with the best coverage of a significant part of the

     19 EchoStar leases 8 transponders of satellite capacity to Dominion, which subleases 6 transponders back to EchoStar. Dominion uses the remaining 2 transponders for its own programming.

     20 For example, all of the continental United States, including the states of Washington and Oregon, receives a sufficiently strong signal (48 dBW or more) from EchoStar III to allow service to small receive dishes (assuming no line-of-sight issues).

United States.21 The geographic coverage of the 148° W.L. location not only complements that of 61.5° W.L., but also overlaps it. That location can therefore be used both to provide single-dish service to those subscribers in the Pacific Northwest who might have difficulties receiving service from 61.5° W.L., and to provide additional programming for consumers who can use two dishes to receive service from both slots.

     One benefit of the transaction is that it will give customers in the Northeast a better “look angle” for core programming compared to their current satellite choices, thus opening up more choices for consumers whose access to satellite TV had been obstructed by trees or terrain features between the consumer and the incumbents’ satellites. From the perspective of consumers in much of the eastern United States, Rainbow’s satellite at the 61.5° W.L. location will be much higher in the sky than EchoStar’s and Hughes’ satellites. For example, the “look angle” from Boston to EchoStar’s 119° W.L. core satellites is just 21°, and to DIRECTV’s 101° W.L. location is 32°, but to the 61.5° W.L. slot that angle is 40°. In Maine, the look angles from 119° W.L. and 101° W.L. are even lower. When the satellite is at a higher angle from the horizon, fewer consumers are blocked from receiving service by trees and other obstructions. Estimates are that anywhere from 15% to 30% of the potential subscribers in the Northeast cannot receive EchoStar service due to line of sight issues. This affects a large number of consumers because the Northeast is the most densely populated area of the country. Thus, Rainbow’s offering of its core programming from 61.5° W.L. will expand the number of MVPD choices for many consumers who cannot receive satellite service now due to poor look angles.

     21 For that reason, EchoStar has paid a significant amount to obtain an authorization for that slot.

     The combination of EchoStar’s and Rainbow’s wing-slot resources would offer 28 frequencies at the 61.5° W.L. location and 24 frequencies at the 148° W.L. location. In addition, the 2 unassigned frequencies at 61.5° W.L. and 8 unassigned frequencies at 148° W.L. that the FCC has authorized EchoStar to use under STAs, with no other application pending, also should be available to Rainbow. All told, Rainbow would have 32 frequencies at the 148° W.L.° location in addition to 30 frequencies at the 61.5° W.L. orbital location.

     Rainbow would be able to offer core national, regional and local programming to consumers nationwide on a single dish. Specifically, while Rainbow could transmit national programming from each wing slot, it could also make effective use of the wing satellites by transmitting regional programming, including local-into-local channels, from the appropriate slot. For example, San Francisco local channels and other regional content could be carried from the western wing slot, while Philadelphia local channels and regional content could be carried from the east. This would leave a large number of frequencies available for national programming as further described below.

     With Rainbow and EchoStar’s combined spectrum resources at the 61.5° W.L. and 148° W.L. locations, and Rainbow’s ability to use those resources to maximum efficiency with new technology, Rainbow will be a full-fledged MVPD competitor with channel capacity at least as great as each of the DBS companies today.

     Without this proposed divestiture, Rainbow would have 11 frequencies at 61.5° W.L. The proposed divestiture would provide Rainbow a total of 62 frequencies — more than five times the number of DBS frequencies currently assigned to Rainbow:

	61.5° W.L.	148° W.L.

Rainbow’s License	11 frequencies
EchoStar’s Licenses	11 frequencies	24 frequencies
Unassigned/ STA	2 frequencies	8 frequencies
Dominion Lease	6 frequencies

Total	62 frequencies

     Rainbow will be able to carry more channels per frequency than EchoStar or DIRECTV could carry, since it will employ precisely the type of “greenfield” technology that the Hearing Designation Order recognizes neither EchoStar nor DIRECTV could viably employ in their legacy networks.22 Specifically, EchoStar and DIRECTV cannot economically use state-of-the-art technology to enhance their channel capacity because that would require them to replace millions of legacy set-top boxes that use nearly decade-old technology. Rainbow can achieve greater channel capacity per frequency by using new, currently available technological measures, including:

•	8PSK modulation and turbo-coding;

•	advanced spot-beams; and

•	improved MPEG2 compression techniques.

     If Rainbow is able to gain a 15% improvement in spectrum efficiency compared to DJRECTV’s and EchoStar’s legacy systems, it will be able to match DIRECTV’s standalone capability, as shown on the following chart:

22 Hearing Designation Order at ¶ 79.

	DIRECTV	Rainbow

Frequencies for Core, National Service	26 at 101° W.L.	Matched with 23 frequencies each at 61.5° W.L. and at 148° W.L. with 15% improvement in modulation and compression

Frequencies for Local Service	6 at 101° W.L. 3-4 at 119° W.L.	Matched with 3 at 61.5° W.L. and 4 at 148° W.L. with 15% improvements in modulation and compression, and 15% improvement in spot-beam efficiency

Frequencies for Specialty Service	3 at 110° W.L. 7-8 at 119° W.L.	Matched with 4 at 61.5° W.L. and 5 at 148° W.L. with 15% improvement in modulation and compression

     Moreover, Rainbow’s existing programming business will give it a significant advantage in utilizing this spectrum. Using its programming assets, Rainbow’s stated plans include differentiating itself with regional content. This strategy will allow Rainbow to use spot-beams to expand capacity, by transmitting different regional content to different regional areas. Vertically unintegrated, DIRECTV and EchoStar lack any such content and have used spot-beams only for local broadcast channels.

     Rainbow apparently views the above estimate of capacity gains as conservative. With the additional spectrum from the divestiture, and assuming the successful implementation of the technologies it has under development, Rainbow estimates it would have enough spectrum at the 61.5° W.L. orbital location to carry:23

     23 EchoStar and DIRECTV do not necessarily adopt Rainbow’s conclusion that this level of spectrum utilization could be achieved because they are not privy to Rainbow’s research and development and have not seen empirical evidence supporting this conclusion. Nevertheless, with the combined spectrum and the latest existing technology, it is clear that Rainbow will be able to offer programming that is competitive with either firm’s current offering.

•	320 or more national standard definition television channels;[24]

•	40 national high definition television channels;

•	local-into-local service and other regional programming (including High Definition) initially covering 143 DMAs, and eventually covering all 210 DMAs.[25]

     In short, Rainbow standing alone, with the frequencies and satellites obtained through this divestiture proposal, could offer a competitive DBS service that provides at least as many channels as each DBS company offers today, and is very likely to offer more programming to consumers. This would result in two stronger DBS competitors, each of which would be able to offer a better package of programming to consumers than either can today. Thus, not only would the proposed divestiture cure the competition concerns expressed by the Commission, but it would add competition compared to the status quo, since the number of DBS providers will be the same and both will be stronger than either DBS provider is today. While the Applicants believe strongly that the relevant product market for analyzing this transaction is the MVPD market, such beneficial effect would be felt even if the relevant product market were defined as narrowly as the DBS industry, obviating any need for the Commission to resolve the relevant market issues.26

     24 320 channels is Rainbow’s estimate of national programming capacity available from the 61.5° W.L. slot alone. That number would increase depending on how much spectrum at the two slots Rainbow devotes to duplicative national programming.

     25 With the merger, New EchoStar will be able to greatly expand its local-into-local service. Rainbow would initially be able to serve 143 DMAs, and ultimately perhaps all 210 DMAs. Without the merger, there is no question that neither EchoStar nor DIRECTV would serve anywhere close to 143 DMAs with local programming. In other words, in no case would the number of satellite providers providing local-into-local to a particular area decrease compared to today, and in many cases it would increase from 0 to 1, 1 to 2 or 0 to 2.

     26 Hearing Designation Order at ¶¶ 110-115.

C.	Proposed Commitments to Reduce Rainbow’s Costs and Facilitate Entry.

           New EchoStar has committed to facilitate Rainbow’s entry in the following ways. First, giving Rainbow resale rights and giving consumers in need of an upgrade the option of switching to Rainbow will ensure that Rainbow’s entry will be adequate and effective and that it will exert sufficient discipline on New EchoStar’s conduct. Second, New EchoStar’s agreement to share various facilities and costs will also reduce a significant component of Rainbow’s cost of providing service, particularly local service. These steps, as described further below, will reduce the barriers to entry and acceptance for the new entrant.

1.	Resale rights and an enhanced opportunity to market to existing DBS subscribers will greatly facilitate Cablevision’s entry.

           These supplemental terms are designed to enable Rainbow to achieve economies of scale more quickly and with less risk. They are anticipated to do so by providing Rainbow with, among other things: (1) a broader range of video programming and services to offer immediately and the full range of programming and services generated by the merger to offer in the future; (2) another outlet and revenue stream (from New EchoStar resale) for its own programming and services; and (3) unprecedented access to potential customers. In addition, the net result of the proposal will be a level of competition and programming diversity that far exceeds what exists today and that will significantly expand options to all consumers. In other words, not one but two companies will be able to take full advantage of the huge benefits unleashed by the merger. Because of the right to resell New EchoStar service, Rainbow might choose, for example, to provide complementary programming from 61.5° W.L. and 148° W.L. (as opposed to programming duplicating New EchoStar’s offerings), minimizing the duplicative use of the DBS spectrum and preserving the promise of spectrum efficiency.

2.	New EchoStar’s commitment to share signal collection distribution costs will reduce Rainbow’s operating costs.

           New EchoStar and Rainbow would agree to share with Rainbow facilities for local signal collection, backhaul and distribution to uplink centers to reduce costs. This will enable Rainbow to deliver programming, particularly local programming, on a much more cost-effective basis than it would be able to without such an arrangement.

D.	With the Divestiture, Entry Will Be Timely, Likely and Sufficient to Prevent Any Anticompetitive Consequences.

           In discussing Rainbow’s potential as an entrant, the Hearing Designation Order cited too many “uncertainties associated with the launch of a new satellite, operation of ground facilities, acquisition of distribution agreements with local equipment retailers and installers, and deployment of a new DBS service to assume that Rainbow DBS could have a significant competitive impact within the relevant two-year timeframe.”27 The divestiture proposal resolves or significantly allays these uncertainties. It endows Rainbow with additional operational satellite capacity, gives it access to facilities for local signal collection and backhaul of local broadcast transmissions and helps provide it with scale advantages that will speed up its entry and cement its competitive presence. By the same token, the divestiture proposal meets the requirement of timely, likely and sufficient entry articulated by the Merger Guidelines to deter anticompetitive conduct.28

     27 Hearing Designation Order at ¶ 143.

     28 See Merger Guidelines § 3. The Section that follows discusses Rainbow’s plans to the extent that the Applicants are familiar with them. Because Rainbow and Cablevision are actual competitors, they have not shared with the Applicants many important details of their plans, including distribution, marketing, programming and financing. Rainbow can provide the Commission with more detailed information on all these issues.

1.	Entry will be timely.

           As noted above, Rainbow will launch its first satellite in March 2003 and begin service no later than December 2003. If approved, the merger will close before then.29 Indeed, EchoStar and Hughes need to consummate their merger and begin the spectrum reclamation/transition process in advance of Rainbow using the divested spectrum or satellites. New EchoStar needs to reclaim some of its duplicated CONUS spectrum in order to have room on its CONUS transponders for the services currently carried on its wing slots, services that need to be moved to CONUS to permit Rainbow to use the divested frequencies and transponders.

     Within a year of the merger, Rainbow will be fully operational, and offering service to the entire continental United States. Although the service is likely to have few subscribers when it launches, it will have established by then a national retail distribution network and will be actively marketing the product using both its internal resources (e.g., ad avails on its programming) and outside marketing efforts. In all likelihood, it will have some differentiated content to appeal to consumers. In any event, the relevant metric in evaluating its competitiveness, of course, is not its current subscriber base, but its ability to grow in the event that the incumbents attempt to exercise market power.30

     Rainbow will not be operational for a short period of time after the merger closes, but that is not competitively significant for a number of reasons. First, the timeliness of Rainbow’s entry will be greatly enhanced by the resale rights and opportunity to market to

     29 See supra at 8. As discussed above, the Applicants urge the Commission to take expedited action and approve the merger prior to the contract termination dates.

     30 See id.

existing DBS subscribers described above. Indeed, the resale rights may enable Rainbow to start reselling New EchoStar service prior to commencing the service from its own slots.

     Second, the threat of imminent entry would deter both New EchoStar and other MVPD providers from taking other actions that would ease Rainbow’s ability to take their customers once it entered.31 If New EchoStar failed to offer attractive prices and high quality service, that strategy would undermine EchoStar’s and DIRECTV’s significant investment in establishing DBS’s reputation for good value and customer responsiveness, and would certainly backfire with the entry of Rainbow.

     Third, when Rainbow begins service, New EchoStar will not yet have reclaimed enough spectrum to offer the full array of enhanced channel offerings and advanced services that the merger will bring. In fact, New EchoStar will be in the middle of its transition, which Rainbow might seek to exploit to attract new customers. Moreover, the chance that the launch could be delayed due to technical issues does not affect the basic dynamic protecting competition in the market, that threat of imminent entry will prevent the exercise of market power.

2.	Entry is likely.

           Entry that would deter or counteract the competitive effects of concern within a two-year period is considered timely under the Merger Guidelines.32 Rainbow has already invested hundreds of millions of dollars in its new satellite, and is committed to investing hundreds of millions more. Thus, entry is not merely likely, but highly probable. There are only two events that could impede Rainbow’s plans to enter: (1) a satellite launch failure, which might set back but would not prevent entry; and (2) a failure to raise enough capital to complete the

     31 See, e.g., United States v. Penn-Olin Chemical Co., 378 U.S. 158, 174 (1964); United States v. Baker Hughes, Inc., 908 F.2d 981, 988 (D.C. Cir. 1990).

     32 See Merger Guidelines § 3.2.

entry process. The risk of launch failure is low, and the divestiture would also ameliorate that risk. The divestiture would also make capital for the project easier to raise.

          a.     Launch failure

     The divestiture of the frequencies and lease of the satellites (as well as the resale rights) would provide a backup so that Rainbow could provide service in the very unlikely event of a launch failure.33 Under its current plan, Rainbow has no backup in the event of a failure. With the divestiture, if the launch failed, Rainbow would still be able to transmit over 250 national channels, plus 250 regional and local channels, in addition to reselling New EchoStar services. While product offerings based on this capacity would likely not be as fully competitive with what New EchoStar will offer once the transition is complete, this offering, coupled with the prospect of additional capacity in the future., would be enough to serve as a competitive check, at least to the extent that one of the current DBS providers has done so.

     Second, with the divestiture plan, Rainbow could begin construction of its second next-generation satellite as soon as the divestiture agreement is executed, a satellite it would not likely build without the divested spectrum. While this satellite would not be. ready by December 2003, it would certainly be launched much earlier than if construction did not begin until after a launch failure.

          b.     Capital for the project

     Both Cablevision and Rainbow are experienced operators with proven track records and established subscriber bases. Cablevision is one of the largest telecommunications and media entertainment companies in the country. It owns and operates cable systems in three

     33 Neither EchoStar nor DIRECTV has ever suffered complete launch failure. Lockheed Martin, Rainbow’s vendor, is of course an experienced and highly capable satellite builder.

states, with over 3 million subscribers, and has a number of other assets, including sports ventures and programming networks. Rainbow Media Group, which operates programming networks including American Movie Classics, Bravo, WE, The Independent Film Channel, and MuchMusic USA, is one of the most important programmers in the United States, and has seen robust growth in both subscribers and revenues.

     Indeed, the effectiveness of the Applicants’ proposed remedy has been enhanced even further by Cablevision’s recently announced sale of Bravo to NBC.34 This transaction will afford Cablevision access to as much as $500 million of new capital (if, as planned, Cablevision monetizes the GE stock it receives from the transaction). That capital may be used to implement its expanded two-slot, full-CONUS DBS system made possible by this remedial proposal.

     Moreover, Rainbow has been moving forward with its DBS plan, even without the spectrum and satellites contemplated by this proposal. The original plan was based on a limited number of frequencies with one satellite at one slot without full CONUS coverage. The original venture would have entailed almost the same investment in marketing, distribution, CPE development, and other costs as the new proposal, though Rainbow’s product offering would have been far less desirable. It would have also faced the same entry paradigm as other MVPD providers, the need to invest in infrastructure and subscriber acquisition that is not likely to turn a profit for several years. Yet, Rainbow was confident that it could finance the venture as originally conceived, and sustain the ongoing investment needed to achieve profitability.

     By contrast, Rainbow’s offering with this proposal, based on 62 frequencies with multiple satellites and true nationwide service, will be much more compelling than its previous

     34 See Cablevision News Release, NBC To Acquire Bravo From Cablevision Systems Corporation (Nov. 4, 2002), available at <http://www.cablevision.com/company/index.html> (Investor Information, Financial News).

proposal, yet with relatively low additional sunk costs (the cost of the spectrum and the satellite purchase/leases). With the channel capacity from EchoStar that will enable it to serve the entire United States, Rainbow will readily be able to attract financing and financial partners willing to finance the venture.

3.	Entry will be sufficient to deter the potential exercise of market power.

     Entry must be sufficient to return market prices to their premerger levels in response to the exercise of market power by the incumbents.

a.	Rainbow has no constraint on its ability to serve any potential subscriber.

     Here, entry will be sufficient because there is no constraint on Rainbow’s capacity: with the divested capacity, Rainbow will be able to serve essentially every household in the United States that the current providers can serve,35 and more. As noted above, Rainbow will have a superior ability to serve much of the East, particularly the Northeast. Rainbow will also be able to provide at least the range of offering of one of the two DBS providers today, and in all likelihood much more. Based on its experience in the MVPD industry, Rainbow is well positioned to obtain other necessary inputs that it needs in order to provide DBS service quickly and on terms that, for the most part, are equal to or better than the current DBS providers. Moreover, Rainbow’s ability to attract subscribers would be further enhanced by New EchoStar giving subscribers in need of an upgrade after the merger the option of switching to Rainbow.

     35 Once it launches a new satellite at 148° W.L., Rainbow’s ability to deliver signals to Alaska and Hawaii will be superior to the current capability of DIRECTV, which must serve these states from the 101° W.L. slot.

b.	Rainbow will be able to effectively distribute its products.

     Rainbow will not face several barriers that DIRECTV and/or EchoStar faced when they entered. For example, EchoStar was not able to obtain distribution through many major national and regional consumer electronics retailers. Nevertheless, even without access to these important distribution outlets, EchoStar was able to grow against the incumbent MVPD providers. Rainbow will likely have additional channels beyond the traditional DBS retailers available to it.

     Rainbow’s relationship with Motorola will also help it establish effective distribution channels. Motorola is one the largest manufacturers and distributors of consumer electronic devices in the United States, and has close relationships with many of the retail chains that also distribute DBS products. Motorola will be able to use those relationships, just as Thomson, Sony, JVC, and others did with DIRECTV and EchoStar, to secure effective distribution for Rainbow’s DBS products. This is particularly true if, as is likely, Motorola/Rainbow develop an innovative, value-added receiver that they can differentiate from existing boxes.

     In addition to the retail consumer electronics chains, Motorola has relationships with any number of other effective distribution channels for its products. For example, Motorola is also a manufacturer of C-band satellite equipment, such as the 4DTV digital receiver, and thus has relationships with many rural retailers who are focused on satellites. Also, Motorola’s distribution network for its mobile telephones is one of the broadest consumer electronics retail distribution channels in the nation. Many of these retailers do not currently carry DBS products, but they could. Moreover, they are likely eager to participate in the DBS revenue stream, and may require substantially less in the way of subsidies for selling the product than the large consumer electronics retailers. These are only some of the additional opportunities for distribution available to Rainbow. In addition, Rainbow may license other manufacturers to build and distribute its products. Finally, Rainbow and Cablevision can call upon their experience and expertise in direct sales to reduce subscriber acquisition costs (“SAC”).

     Thus, Rainbow should be able to obtain efficient distribution. If Rainbow is able to offer differentiated programming, particularly High Definition local sports programming, it will likely end up in a more favorable position with many retailers than the incumbents.

c.	Rainbow will be able to obtain programming on favorable terms.

     Cablevision is already an established MSO with programming contracts that are likely more favorable than those of EchoStar or Hughes. Moreover, Cablevision’s presence in New York, the most important media market in the nation for any cable-programming provider, gives it negotiating leverage far beyond its sheer subscriber counts. In addition, Cablevision has substantial programming interests of its own with substantial incentives to establish a distribution network outside its own cable footprint. In particular, Rainbow/Cablevision and their affiliates have ownership interests in regional sports programming in key markets such as New York, New England, Ohio, Chicago, Florida, and the San Francisco Bay Area. Rainbow clearly intends to use these and other unique assets to develop and provide regional programming, including sports programming, an area where it has had particular expertise and success, via DBS throughout the country. Finally, as a programmer, Cablevision’s Rainbow Media Group will be able to use Rainbow’s “ad avails” to promote its own programming, an important advantage in driving new customers to its system throughout the country.

d.	Rainbow will be able to perform installation/billing/customer service efficiently and effectively.

     As an experienced MSO, Cablevision has substantial experience running its own installation, customer service and billing operations, and supervising third party providers of such services. Rainbow can efficiently utilize these existing resources and, when necessary, outsource these services to third-party providers.36 Rainbow has available any number of qualified third party installers across the nation, including retailers and firms who install cable systems, DSL, telephone equipment and alarm services. These firms compete and there is no reason to believe that Rainbow will not be able to negotiate reasonable prices for this service. Competition among retailers and installers will ensure that Rainbow receives acceptable price, service and quality levels from these firms.

e.	Competition will not be significantly reduced in Cablevision franchise cable areas.

     One potential concern raised about a divestiture of spectrum to Rainbow is the fact that Cablevision provides cable service in 39 cable franchise areas and serves roughly three million subscribers.37 Since affiliated companies will provide DBS and cable services, there is a hypothetical concern that there could be anticompetitive effects in Cablevision’s franchise areas, either through a unilateral increase in Cablevision’s price or enhanced ability to coordinate pricing.

     36 Many, if not most, MVPD providers outsource some or all of their billing, customer service, and installation services. For example, EchoStar outsources some, and DIRECTV outsources substantially all, of its installation services. DIRECTV outsources some of its customer service call centers, and both companies outsource portions of their billing services.

     37 According to the 2002 Warren data, Rainbow had 2.9 million subscribers. According to the National Cable and Telecommunications Association, Rainbow had 3.0 million subscribers in March 2002. See http://www.ncta.com.

     In fact, consumers who live in Cablevision’s franchise areas will not suffer any significant loss of competition because (1) the vast majority of Cablevision subscribers have competitive alternatives beyond Cablevision and New EchoStar and (2) it would be impractical and unprofitable to price discriminate against the small number of consumers without competitive alternatives, particularly since Cablevision’s franchises in the New York area are adjacent to those of a very powerful cable operator, and New EchoStar would have to engage in glaring discrimination literally between one city block and the next.

     Because of the mostly urban nature of its subscriber base, Cablevision faces substantial competition in its cable franchise areas. Overbuilders have historically played an important role in constraining the prices of cable providers, which is indicative of their effectiveness as competitors in the MVPD market.38 According to the Warren data, overbuilders

     38 A dozen academic studies — including four analyses by the Commission — have found that prices in markets with overbuilders are between 8 and 34 percent lower than in markets without them. See Thomas Hazlett and Matthew Spitzer, Public Policy Toward Cable Television: The Economics of Rate Controls 31 (1997). For example, as part of its February 1994 cable rate regulation rulemaking, the Commission used 1992 data on cable prices by area and found that communities with head-to-head competition between cable providers and overbuilders had 16 percent lower cable prices than communities with a monopoly cable operator. See Federal Communications Commission, In the Matter of Implementation of Sections of the Cable Television Consumer Protection and Competition Act — Rate Regulation, Buy-Through Prohibition, Third Report and Order, MM Docket 92-266 and MM Docket No. 92-262 (adopted February 22, 1994 and released March 30, 1994). See also Jith Jayaratne, A Note on the Implementation of Cable TV Rate Caps, 11 Review of Industrial Organization at 823 (1996). Similarly, a paper published in the RAND Journal of Economics in 1997 concluded that cable prices in areas with overbuilders were 17 to 22 percent lower than areas without them. See William Emmons and Robin Prager, The Effects of Market Structure and Ownership on Prices and Service Offerings in the U.S. Cable Television Industry, 28 RAND Journal of Economics at 732-50 (Winter 1997). Communities with competition from overbuilders also appear to have higher levels of service that are not fully accounted for in the above-cited literature: The evidence suggests that subscribers in overbuilt areas have more choices of non-broadcast channels and lower installation prices. See Jayaratne, above at 823; Hazlett and Spitzer, above at 29; Jennifer Fearing and Charles Lubinsky, Qualitative Differences in Competitive Cable

provide service in cable franchise areas covering 69% of Cablevision’s subscribers. Cablevision has frequently acknowledged that it “faces significant competition” from overbuilders, such as RCN, which “provides service throughout much of the New York metropolitan area, and boasts of its ‘substantial growth’ in the New York market.”39

     The potential anti-competitive concerns in Cablevision areas are further attenuated by the fact that the National Rural Telecommunications Cooperative (“NRTC”) and Pegasus would continue to resell New EchoStar’s service in cable franchise areas covering 31 percent of Cablevision’s subscribers.40 Such reselling of New EchoStar’s service will operate as a competitive constraint on Cablevision’s cable service, Rainbow’s DBS service, and New EchoStar in Cablevision’s cable franchise areas. Indeed, the majority of Cablevision subscribers appear to be in cable franchise areas that are either served by an overbuilder or NRTC/Pegasus.41

     Cablevision’s cable franchise areas also tend to be in more urban areas, with a significant population living in multiple dwelling units (“MDU”s) or commercial multiple tenant units (“MTU”s). An analysis of Bureau of the Census data on the number of people living in MDUs and MTUs in Cablevision’s cable franchise areas shows that that 48 percent of households in Cablevision’s cable franchise areas live in MDUs/MTUs, with an estimated nine percent living in MDUs/MTUs with more than 50 units. MDUs/MTUs with more than 50 units are often served by Satellite Master Antenna Television (“SMATV”) providers — and even if

Markets Prior to Rate Regulation, mimeo (October 1997). Fearing and Lubinsky conclude that installation fees are 16 to 36 percent lower in competitive markets than in monopolistic markets.

     39 See Reply Comments of Cablevision Systems Corporation, In the Matter of Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Notice of Inquiry, CS Docket No. 01-129, Sept. 5, 2001, at 3-4.

     40 Analysis of NRTC/Pegasus areas and Warren data.

     41 Analysis of NRTC/Pegasus areas and Warren data.

such MDUs/MTUs are not currently served by SMATV providers, the threat of entry will help to constrain Cablevision’s prices in such areas. Cablevision has acknowledged that it “faces significant competition from various providers of SMATV service.”42

     In sum, the vast majority of Cablevision’s subscribers will have at least three independent choices for MVPD service post-merger (counting Cablevision’s cable service and Rainbow’s DBS service as only one choice), and a subset of these subscribers will have at least four choices. Only an estimated 16 percent (fewer than 500,000) of Cablevision’s subscribers would face an option of only Cablevision (cable), Rainbow (DBS), or New EchoStar (DBS).43

     Any potential competitive harm to these consumers would be further attenuated by the potential entry of overbuilders in neighboring communities. The Warren data suggest that nine percent of Cablevision subscribers live in cable franchise areas that are adjacent to cable franchise areas in which overbuilders are present.44 To the extent that Cablevision fears the entry of an overbuilder in a neighboring community, Cablevision may respond to the potential entry by keeping prices low and service quality high. Such a response would be consistent with recent experience in Fairfax County, Virginia. As the FCC noted, RCN “contends that in anticipation of its entry in Fairfax County, a suburb of Washington, D.C., the incumbent Cox announced an upgrade of its plant.”45

     Finally, Cablevision’s franchises in the New York area are generally adjacent to those of AOL/Time Warner. For New EchoStar, the logistical and reputational burdens and

     42 See Reply Comments of Cablevision Systems Corporation, In the Mutter of Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Notice of Inquiry, CS Docket No. 01-129, Sept. 5, 2001, at 3-4.

     43 Analysis of NRTC/Pegasus areas and Warren data.

     44 Analysis of NRTC/Pegasus areas and Warren data.

     45 See Eighth Annual Cable Competition Report ¶ 201.

costs associated with attempting to discriminate between consumers living a few doors from one another would be even more formidable than those that have led each DBS provider to shy away from differential pricing to date. New EchoStar would have little incentive or ability to treat Cablevision subscribers any differently than their neighbors, and any attempt to do so would not be profitable. Thus, MVPD subscribers in Cablevision areas will benefit from the more effective competition that New EchoStar offers, while not losing a significant degree of competition in the MVPD market.

f.	Rainbow will protect competition nationally without the need for regulation.

     Some have suggested that without a nationwide DBS competitor, the merged company could adopt a strategy of price discrimination that would disadvantage rural subscribers. The proposed divestiture ensures that there will be two DBS firms competing on a nationwide basis. While the Applicants do not believe that geographic price discrimination would be a profitable strategy regardless of the number of competitors,46 there is no question that with the proposed divestiture Rainbow will compete on a nationwide basis and serve as a competitive check against attempts to raise prices to non-competitive levels on a local basis. As a facilities-based competitor, Rainbow will protect consumers nationwide without the need for a regulatory decree.

g.	Scale disadvantages will not prevent Rainbow from constraining prices to pre-merger levels.

     The relevant measure for examining competitive effects is the entrant’s ability to add new subscribers in response to non-competitive conditions, not the size of the entrant’s

     46 See Economists’ Presentation to FCC Merger Task Force on Competitive Effects (July 2, 2002) at 63-83; Economists presentation to FCC Commissioners and Legal Advisors on Competitive Effects and National Pricing (September 20, 2002).

installed base. As noted above, under the proposal New EchoStar would provide subscribers in need of an upgrade the option of switching to Rainbow, helping Rainbow overcome the scale disadvantage. Furthermore, the resale rights described above would allow Rainbow too to take advantage of the spectrum efficiency benefits unleashed by the merger.

     Rainbow will also have some other important advantages. For example, Rainbow may be the only MVPD provider able to offer High Definition local sports networks with the important major league sports teams in many areas. Such unique and valuable programming content would attract both subscribers and distribution partners who may demand substantially less compensation than is typically demanded today, solely because of the advantages to the partner of being associated with that product (e.g., driving a retailer’s sales of HDTV sets). Rainbow may also be able to use its experience to expand its direct sales model more broadly into DBS sales, again reducing SAC. Rainbow can leverage ad avails on its own programming to expand awareness of the product and reduce advertising and marketing costs. As noted above, Rainbow also will have a competitive advantage in many parts of the Northeast where customers will have a superior look angle to Rainbow’s satellites at 61.5° W.L., and in areas where terrain or other line-of-sight obstructions inhibit the reception of DBS service from the traditional CONUS locations.

     Finally, it is safe to conclude that, based on Motorola’s past history and abilities, Rainbow’s set-top box is likely to be innovative and contain value-added features intended to further differentiate Rainbow’s offering from New EchoStar’s. In sum, while Rainbow may have certain scale disadvantages, such disadvantages would certainly not prevent Rainbow from constraining New EchoStar to pre-merger prices.

h.	Rainbow will not face the same obstacles that EchoStar and DIRECTV faced.

     Rainbow will not face the same barriers to DBS acceptance that EchoStar and DIRECTV faced in establishing their product in the marketplace. Rainbow has the benefits of the hundreds of millions of dollars in advertising that DIRECTV and EchoStar have spent in promoting DBS acceptance. Indeed, millions of DBS subscribers have churned from DBS and are potential subscribers if Rainbow can overcome whatever objection (e.g., lack of local or regional programming, price) led them to leave DBS. Rainbow also has a unique opportunity to attack New EchoStar’s customers during the transition.

E.	The Divestiture Proposal Will Give Rainbow Full-CONUS Coverage.

     The Commission has expressed a concern with allowing a single company to control all of the U.S. “full-CONUS” DBS orbital locations.47 Even if the Commission’s concern were not misplaced as a matter of law (see below), the divestiture proposal should be enough to dispel it. The divestiture of both wing slots as opposed to just one will indisputably endow Rainbow with full-CONUS coverage and make it another full-CONUS provider, and the resale rights over New EchoStar’s full-CONUS slots proposed herein would further cement Rainbow’s status as a full-CONUS competitor.

IV.	THE APPLICANTS’ AMENDED MERGER PROPOSAL IS ALL THE MORE AMELIORATIVE BECAUSE THE BENEFITS OF THE MERGER ARE LARGER THAN CREDITED BY THE COMMISSION AND THE COMPETITIVE PROBLEMS ARE LESS SERIOUS

     The Applicants believe that this ameliorative proposal is more than sufficient to cure all of the competition concerns identified by the Commission, even assuming the worst-case scenario, i.e., if these concerns are viewed in the least favorable light for the Applicants. This is

     47 See, e.g., Hearing Designation Order at ¶¶ 277, 284.

particularly the case where, as here, the benefits of the merger are significantly greater than the Commission has estimated in the Hearing Designation Order, and the purported competitive problems are conversely less serious.

A.	The Benefits From The Merger Are Larger Than Estimated By The Commission.

     As the Commission is well aware, two of the primary public interest benefits of the merger that the Applicants have extensively discussed are: (1) the provision of local-into-local service in all 210 DMAs; and (2) the provision of a viable satellite broadband service nationwide (including in rural areas that have no meaningful broadband service today, and no reasonable prospect of obtaining such service in the foreseeable future). As the Applicants have explained, neither of these benefits can reasonably be expected to occur without the spectrum efficiencies and scale effects of the merger. Notably, it is not only the Applicants who support this view; other parties, including consumers groups, agree.48 In the HDO, however, the Commission downplayed these benefits, either by concluding that they can be achieved without the merger or by minimizing their importance even if achieved. For a number of reasons, not all of which need to be enumerated here, this improper mode of analysis fails to comport with the well-established requirements of the Administrative Procedure Act and the Communications Act

     48 See e.g., States Reject EchoStar Takeover of Hughes, DIRECTV, Warren’s Cable Regulation Monitor, Nov. 4, 2002 (quoting Gene Kimmelman, Consumers Union Senior Director — Public Policy, “If the Bush Administration officials had lifted a finger to modify this merger, satellite could have offered the same local programming as cable nationwide... It’s hard to figure out how the Justice Department and the FCC think that they are helping consumers by blocking, rather than restructuring, this deal.”); Opposition to EchoStar-DIRECTV Deal Picks Up Steam at DOJ, Satellite Week, Sept. 9, 2002 (quoting Malcolm Wallop, Frontiers of Freedom Chairman, “The DIRECTV-EchoStar merger is the only way to get high-speed Internet services to rural America.”); see also Comments of the United States Internet Industry Association, CS Docket No. 01-348 (Jan. 30, 2002); Comments of the Farm Business Council, CS Docket No. 01-348 (May 7, 2002); Comments of American for Tax Reform, Comments of Frontiers of Freedom, CS Docket No. 01-348 (Feb. 1, 2002).

with respect to reasoned decisionmaking. Far more importantly, however, this flawed framework for analysis may lead the Commission to pass up the once-in-a-generation opportunity to achieve public interest benefits that are both critically important and clearly dependent upon approval of the merger.

     The HDO specifically appears to apply a double standard in comparing New EchoStar’s capabilities with the stand-alone capabilities of each company, resulting in an unreasonable diminution of the former and aggrandizement of the latter. The result of this double standard has been to reduce dramatically the Commission’s assessment of the difference that the merger will make — i.e. the size of the benefits that it will produce. Furthermore, the Commission appears to have subjected the evidence it considered to much higher standards than it has utilized in other proceedings. Finally, the Commission has overlooked most of the numerous submissions made by the Applicants after July 3, 2002. This is especially prejudicial for two reasons: first, less than five weeks before the Commission’s adoption of the Hearing Designation Order, the merger opponents made numerous substantial filings against the merger.49 The Applicants, carrying as they do the burden of proof, were entitled to respond to these filings. They did so, but to no avail, as the Commission appears not even to have noticed these responses, and to have accepted many of the opponents’ arguments without considering the

     49 See e.g.. Ex Parte Presentation from Jack Richards and Steven M. Ryan, Counsel to NRTC, to Marlene H. Dortch (Oct. 8, 2002); Ex Parte Presentation from Jack Richards, Counsel to NRTC, to Marlene H. Dortch (Sept. 30, 2002); Ex Parte Letter from Patrick J. Grant, Counsel to Pegasus, to Marlene H. Dortch (Sept. 24, 2002); Ex Parte Presentation from Jack Richards, Counsel to NRTC, to Marlene H. Dortch (Sept. 20, 2002); Ex Parte Analysis of EchoStar and DIRECTV Confidential Documents from James W. Olson, Counsel to NAB, to Marlene H. Dortch (Sept. 11, 2002); Ex Parte Notice from Edward P. Henneberry, Counsel to NAB, to Marlene H. Dortch (Sept. 10, 2002); Ex Parte Letter from Patrick J. Grant, Counsel to Pegasus, to Marlene H. Dortch (Sept. 6, 2002); Ex Parte Comments of the National Rural Telecommunications Cooperative (Sept. 4, 2002).

rebuttal.50 Second, the Commission’s failure to give consideration to those submissions has meant that many of the Commission’s findings are contrary to either basic logic or the weight of the evidence submitted.51

     50 By way of example, apart from a vague reference in footnote 266 of the Hearing Designation Order to the Applicants’ omnibus October 8, 2002 Ex Parte Reply Comments, a filing that was submitted in response to the aforementioned ex parte oppositions submitted after the formal pleading cycle, the Commission makes absolutely no reference to the filing. See Hearing Designation Order at ¶ 39, n.266; see also Ex Parte Reply Comments of Applicants (Oct. 8, 2002). In addition, none of the following filings by Applicants were ever cited or referenced by the Commission in its Hearing Designation Order: Ex Parte Notice from Pantelis Michalopoulos, Counsel to EchoStar Communications Corporation, and Gary M. Epstein, Counsel to Hughes Electronics Corporation and General Motors Corporation, to Marlene H. Dortch (Sept. 25, 2002) (containing additional information regarding the Applicants’ diversion analysis in response to staff question); Ex Parte Notice from Pantelis Michalopoulos, Counsel to EchoStar Communications Corporation, and Gary M. Epstein, Counsel to Hughes Electronics Corporation and General Motors Corporation, to Marlene H. Dortch (Sept. 13, 2002) (containing additional analysis of the diversion ratios between EchoStar and DIRECTV); Ex Parte Notice from Pantelis Michalopoulos, Counsel to EchoStar Communications Corporation, and Gary M. Epstein, Counsel to Hughes Electronics Corporation and General Motors Corporation, to Marlene H. Dortch (Aug. 13, 2002) (containing revised Merger Synergy Analysis providing further detail regarding the cost and revenue synergy model); Ex Parte Notice from Pantelis Michalopoulos, Counsel to EchoStar Communications Corporation, and Gary M. Epstein, Counsel to Hughes Electronics Corporation and General Motors Corporation, to Marlene H. Dortch (July 26, 2002) (containing additional backup information on competitive effects and national pricing presentation); Ex Parte Notice from Pantelis Michalopoulos, Counsel to EchoStar Communications Corporation, to Marlene H. Dortch (July 19, 2002).

     51 The courts have repeatedly rejected such conclusory agency pronouncements. See Motor Vehicle Mfrs. Ass’n v. State Farm Mutual Auto Ins. Co., 463 U.S. 29,52 (1983) (“an agency must cogently explain why it has exercised its discretion in a given manner”; there must be a “rational connection between the facts found and the choice made”); AT&T Wireless Services, Inc. v. FCC, 270 F.3d 959, 968 (D.C. Cir. 2001) (vacating FCC order that contained conclusory explanations for central matters where there was considerable conflicting evidence); United States Telecom Ass’n v. FCC, 227 F.3d 450 (D.C. Cir. 2000) (vacating FCC order that did not examine relevant aspects of the record or articulate a satisfactory explanation for its findings); Schurz Communications, Inc. v. FCC, 982 F.2d 1043 (7th Cir. 1992) (vacating FCC order where agency failed adequately to explain key findings); Committee for Community Access v. FCC, 737 F.2d 74 (D.C. Cir. 1984) (vacating FCC order where its analysis was superficial and sidestepped the important issues); Greater Boston Television Corp v. FCC, 444 F.2d 841, 852 (D.C. Cir. 1970) (the FCC must “take a hard look at the problem areas, and... set forth with clarity” its findings), cert. denied, 403 U.S. 923 (1971).

     Local-into-Local. In analyzing the benefits of nationwide satellite local-into-local service, it is essential to bear in mind the significance of this benefit to one of the most under-served segments of the U.S. population, namely those living in rural areas. Even under the Commission’s analysis, 110-130 areas of the country will likely never get local stations by satellite without the merger.52 The HDO dismisses that risk by reasoning that these areas account for only a “small percentage” of the nation’s population — 15%-20% of TV households.53 The Commission’s casual dismissal of this “small percentage” of TV households is surprising since it includes millions of rural subscribers in numerous states.54 In its effort to preserve competition between DBS providers for this “small percentage” of TV households, the Commission has succeeded in preventing these subscribers from promptly receiving any local-into-local programming. Moreover, these potential rural subscribers, as well as subscribers in urban areas, will in all likelihood be deprived of satellite-delivered broadband service. With the spectrum capacity and economies of scale that New EchoStar would derive, the merger presents the most realistic way for these rural consumers to receive any broadband service, and it presents

     52 See Hearing Designation Order at ¶ 78 (“[W]e believe that it is reasonable to anticipate that, without the merger, [each] company would be able to offer local broadcasting service to 80 to 100 DMAs within the next one to two years.”).

     53 Id. at ¶ 78 (“This would permit the Applicants to serve about 80-85% of TV households with local-into-local without the merger.”); see also id. at ¶ 80 (“Therefore, any merger-specific benefits that the merger might produce with respect to local-into-local service would, at best, accrue to a small percentage of potential viewers.”).

     54 See Notice of Ex Park Presentation filed by National Strategies, Inc. and RFD-TV (Oct. 16, 2002) (“It was also noted that even if, as an FCC source recently suggested, but which RFD doubts to be likely, 85% of Americans were to have access to local channels via satellite without the merger, about 40 states would have viewers in the 15% that would be left behind. Some states like Montana, North Dakota, South Dakota and Wyoming would likely have no local channels. That 15% could represent a substantial percentage of the geography of the United States. The status quo represents a “no-opoly” local service and broadband service to thousands of rural Americans.”).

an efficient way to create effective broadband competition for all remaining consumers. Nevertheless, the HDO seems to conclude that it is in the public interest to deprive millions of rural consumers of the tremendous benefits and advantages that the rest of the country enjoys in receiving local-into-local and broadband services.

     Under the Commission’s statutory responsibilities, a consumer living in DMA 210 should be treated the same as, and indeed more solicitously than, one living in the largest DMA. To treat the consumers in rural areas otherwise would be to cast doubt on whether the Commission is following its mandate to fully evaluate the public interest, which necessarily includes the “public” in both urban and rural areas, under Sections 214(a) and 310(d) of the Communications Act. 55

     Moreover, the Commission’s analysis in the HDO clearly overstates the number of DMAs that could reasonably be expected to be served by each Applicant individually. In assessing the stand-alone capabilities of each company, the Commission apparently took the number of cities that each company serves (or will serve) with one spot-beam satellite, and then doubled that number on the theory that each company’s second spot-beam satellite will result in a doubling of that capacity.56 The Commission therefore spent a few lines to dispose of a complex question that the Applicants and their opponents had debated in hundreds of pages.57

     55 47 U.S.C. §§ 214(a) and 310(d).

     56 Hearing Designation Order at ¶ 78 (“[T]he latest satellites offer significant improvements in spectrum efficiency through the use of spot beams. These new satellites effectively double the capacity to offer local channels for each company. Therefore, given that EchoStar and DirecTV each currently provide local service to approximately 40 markets, we believe it is reasonable to anticipate that, without the merger, [each] company would be able to offer local broadcasting service to 80 to 100 DMAs within the next one to two years.”)

     57 See, e.g., Opposition to Petitions to Deny and Reply Comments at 3-20 and Exhibit B (Declaration of Dr. Richard J. Barnett) (Feb. 25, 2002) (“Opposition”); Ex Parte Letter from Pantelis Michalopoulos, Counsel for EchoStar Communications Corporation, and Gary M.

“Conclusory explanations for matters involving a central factual dispute where there is considerable evidence in conflict do not suffice to meet” even the deferential standard of reasoned agency decisionmaking.58

     Even more important, the Commission did not look beyond technical capabilities to consider the central question of economic viability.59 That question is related to the huge costs of local-into-local service, including the spectrum opportunity cost resulting from displacement of national programming to make room for local stations. Even NRTC, while vehemently opposing the merger, has acknowledged that these costs preclude each of the two companies from providing local-into-local service to the entire nation.60 On that question, the Applicants had shown that “DIRECTV would not likely serve more than about 70 DMAs... due to the opportunity costs and expected returns, and likely would serve less.”61 As to EchoStar, the Applicants had stated that EchoStar expects to be able to serve approximately 50 DMAs from its CONUS capacity with its two spot-beam satellites in place.62 Dr. Willig’s Reply Declaration

Epstein, Counsel for General Motors Corporation and Hughes Electronics Corporation, to Marlene H. Dortch (Aug. 2, 2002); Ex Parte Reply Comments of Applicants at 5 and Volume I, Exhibit 3; Pegasus Petition to Deny at 49-53 (Feb. 4, 2002); NAB Petition to Deny at 74-89 (Feb. 4, 2002).

     58 AT&T Wireless Services, Inc. v. FCC, 270 F.3d 959, 968 (D.C. Cir. 2001).

     59 See Hearing Designation Order at ¶ 78.

     60 See Joint Comments of the National Rural Telecommunications Cooperative, the National Rural Electric Cooperative Association and the National Rural Utilities Cooperative Finance Corporation at 13-14 (May 30, 2002) (filed with Rural Utilities Service of the Department of Agriculture)(“While it appears to be technologically possible for both carriers to offer all broadcast signals to all Americans, the provision of local signals in smaller markets is not likely to generate enough profit to entice DIRECTV and EchoStar to build additional spot beam capacity for local signal distribution.”).

     61 Opposition at 15.

explained the commercial feasibility and opportunity cost factors.63 In addition, on August 2, 2002, the Applicants submitted detailed econometric models showing that neither company alone would find it economic to serve more than a limited number of cities — again, in all probability, significantly fewer than the 80-100 range reached by the Commission.64 The Commission disregarded these submissions on the question of the companies’ stand alone capability and opted instead for a back-of-the-envelope calculation that no opponent proposed.

     The Commission’s disregard for the cost of local-into-local service in evaluating each company’s capabilities is, moreover, strikingly inconsistent with the Commission’s reliance on precisely that cost to question the merged company’s promise that it will provide local-into-local service throughout the country.65 In other words, in the Commission’s eyes, cost is not an issue for each company standing alone, but becomes a debilitating problem for the merged company. In reality, of course, the opportunity cost of the spectrum is higher for each stand-alone company, since each applicant is much more spectrum-constrained than the merged company would be, not the other way round, as the Commission would have it.66

     62 Id. at 12. EchoStar had also specifically rebutted on technical grounds NRTC’s allegation that these two satellites would enable EchoStar to provide all local stations to 80 DMAs (the low end of the range that the Commission has derived by multiplying the number of cities by two). Id. at 13. The Commission never addressed that disagreement.

     63 Willig Reply Declaration at ¶¶ 9-17.

     64 See Ex Parte Letter from Pantelis Michalopoulos, Counsel for EchoStar Communications Corporation, and Gary M. Epstein, Counsel for General Motors Corporation and Hughes Electronics Corporation, to Marlene H. Dortch (Aug. 2, 2002).

     65 Hearing Designation Order at ¶ 203.

     66 Applying the same double standard, the Hearing Designation Order questions the Applicants’ plan to serve all 210 DMAs on the ground that the plan assumes carriage of standard definition local channels. See Hearing Designation Order at ¶ 202. This is of course correct, but the Hearing Designation Order does not explain why it is relevant only to the capabilities of the combined company and not to the stand-alone capabilities of each company. Any requirement of carrying HDTV local feeds would cripple each company in its attempts to provide local-into-

     In short, the Commission has no proper basis to minimize the public interest benefits of nationwide satellite local-into-local service. Indeed, under the revised proposal, the Commission has the prospect of not one, but two satellite companies eventually offering DBS local-into-local service in all 210 DMAs. Under the status quo, even by the Commission’s own estimation, such a result — which is demonstrably in the public interest — cannot occur.

     Broadband. Again, as with local-into-local service, one of the most important benefits of the merger is the promise of satellite broadband service in all areas of the United States. As the Applicants have shown, neither of them on its own has either the spectrum resources or the financial capacity to offer a true, universal broadband service (a fact that is underlined by the failure of either company to develop a successful broadband model to date). New EchoStar, by contrast, will have the ability to make this vision a reality, bringing much-needed competition to areas already served by cable broadband but, even more importantly, making broadband service available for the first time to areas that have no cable or DSL service today and have little prospect of seeing such service in the foreseeable future.

     The HDO discounts this benefit by applying the same double standard as with local-into-local service: (1) by overestimating the stand alone capabilities of the Applicants in the broadband area and (2) by discounting the capabilities of the merged entity to provide broadband service on a viable, nationwide basis. The Commission seems to have entirely overlooked the Applicants’ detailed submissions with respect to each of these two questions. Again, the Commission must not, by failing to give proper weight to this benefit, pass up the once-in-a-generation opportunity provided by this merger to achieve universal broadband service local service. Each company would only be able to provide such service only in a fraction of the cities it serves now, and would certainly not be able to expand that number, let alone serve 80-100 cities as the Commission has found.

for rural areas (as well as competitive broadband service for more urbanized areas served by cable and DSL).

     As with local-into-local service, the Commission has focused its analysis exclusively on spectrum constraints — a simple multiplication of the number of each company’s orbital slots by the number of subscribers that could be served from each slot.67 Based on this simplistic arithmetic, the Commission has concluded that one company could reach the critical mass of 5 million subscribers, while the other company could approach that number.68

     The need for enough spectrum is an important factor, and the Commission erroneously assumed away in its analysis the current constraints on the use of Ka-band spectrum.69 But, even more important, if spectrum constraints were the only issue, satellite broadband service would be flourishing today — many possible combinations of Ka-band licensees would have enough slots to serve the needed number of subscribers. The most serious problem, of course, is the high cost of deploying residential broadband service — the cost of consumer premises equipment and corresponding expense of acquiring subscribers. These costs

     67 Hearing Designation Order at ¶ 232.

     68 Id.

     69 For example, the Commission erroneously assumed in its calculation that Hughes had unencumbered access to 720 MHz of Ka-band spectrum for its Ka-band satellites. See id. at ¶ 232 n.554. In fact, however, the Applicants demonstrated that Hughes SPACEWAY has not been able to use 220 MHz of this spectrum for its services, and it is designed to use spectrum only in 500 MHz segments — it is not feasible to change the design of the SPACEWAY system at this late date. See Opposition at 102-105. Even though the Commission has just changed its allocations in a manner that may facilitate access to more Ka band spectrum for service to small antennas, there remain significant barriers to actually relocating incumbent terrestrial users from that spectrum. See In the Matter of Redesignation of the 11.7-19.7 GHz Frequency Band, Blanket Licensing of Satellite Earth Stations in the 17.7-20.2 GHz and 27.5-30.0 GHz Frequency Bands, and the Allocation of Additional Spectrum in the 17.3-I 7.8 GHz and 24.75-25.25 GHz Frequency Bands for Broadcast Satellite-Service Use, Second Order on Reconsideration, IB Docket No. 98-172, RM-9005, RM-9118 (rel. Nov. 26, 2002).

have led EchoStar to withdraw from its residential broadband venture and Hughes to announce that it will likely discontinue its own residential satellite-based broadband offering.70 The Commission suggests that EchoStar’s withdrawal from Starband may be inspired by EchoStar’s desire to influence the outcome of the proceeding, and faults EchoStar for not disproving that possibility.71 That reasoning is wrong, for two reasons: first, it is based on nothing more than speculation about EchoStar’s motives offered by NRTC. EchoStar should not have to prove the negative.72 Second, EchoStar has in fact shown that it lost $100 million in pursuing the Starband venture.73 There is no rational explanation why the Commission should need more evidence of the reasons for EchoStar’s withdrawal.

     70 See Opposition at 98.

     71 See Hearing Designation Order at ¶ 239.

     72 See, e.g., In the Matter of Application of Ameritech Michigan Pursuant to Section 271 of the Communications Act of 1934, as amended, to Provide In-Region, InterLATA Services in Michigan, 12 FCC Rcd. 20543, 20568 (1997) (“We believe that shifting the burden of production once a BOC has presented a prima facie case that its application satisfies section 271 is appropriate, because parties opposing a BOC’s application have the greatest incentive to produce, and generally have access to, information that would rebut the BOC’s case. In addition, absent such a shift in the burden of production, a BOC applicant would be in the untenable position of having to prove a negative (that is, of coming up with, and rebutting arguments why its application might not satisfy the requirements of section 271.”); Pub. Citizen v. Dept. of State, 276 F.3d 634, 645 (D.C. Cir. 2002) (finding that “’the task of proving the negative, that the information has not been revealed, might require the government to undertake an exhaustive, potentially limitless, search”) (citations omitted); National Communications Association, Inc. v. AT&T, 238 F.3d 124, 131 (2nd Cir. 2001) (“[A]ll else again being equal, courts should avoid requiring a party to shoulder the more difficult task of proving a negative. ‘The general rule is that the party that asserts the affirmative of an issue has the burden of proving the facts essential to its claim.”’); Auburndale State Bank v. Dairy Farm Leasing Corp., 890 F.2d 888, 893 (7th Cir. 1989) (acknowledging “general rule” that “the party that asserts the affirmative of an issue has the burden of proving the facts essential to its claim”) (citations omitted); Tendler v. Jaffe 203 F.2d 14, 17 (D.C. Cir. 1952) (at a minimum, the party asserting the affirmative of an issue must introduce evidence on the issue, and generally has the burden of proof on the issue).

     73 See e.g., Ex Parte Reply Comments of Applicants at 7 n.16 (Oct. 8, 2002).

     The Commission has recognized the daunting costs of residential service in the AT&T/Comcast proceeding, even though they are a lower hurdle for cable providers than for satellite operators — and a hurdle that cable providers appear to have overcome. In contrast, the Commission did not even acknowledge Hughes’ statements that, precisely in light of these costs, the SPACEWAY system will likely be used only for enterprise service if the merger does not occur.74 The Commission has ignored this crucial statement and has wrongly assumed that SPACEWAY would be used for residential service without the merger.75 Nor did the Applicants confine themselves to citing the unmistakable reality that satellite broadband has simply not taken off. They also submitted detailed econometric models taking into account the significant costs of residential broadband service, and showing that neither company standing alone could, based on the economics, make the case for such a service, while New EchoStar would find it economical to provide it.76 The Commission did not even acknowledge that evidence.

     Inexplicably, the Commission did point to the dismal reality and prospects of the satellite broadband industry to question the merged company’s promises, but ignored these same facts as inhibiting the stand alone capabilities of each company.77 This is another example of the Commission’s double standard: in the eyes of the Commission, the state of the industry has no bearing on what each Applicant can achieve without the merger, but becomes relevant only to cast doubt on the prospects of New EchoStar. Again, the reverse is in fact the case: the merger can only lower the obstacles to residential broadband service by allowing the merged company to

     74 See Opposition at 97-98.

     75 See HDO at ¶ 232.

     76 See Broadband Economic Models; see also Opposition at 106-118 and attached declarations.

     77 See Hearing Designation Order at ¶ 239.

reach scale through the virtuous circle of a higher combined pool of DBS subscribers, lower equipment cost and lower subscriber acquisition costs. There is no rational possibility that the merger will actually heighten these impediments. It would be terrible if the result of that flawed analysis were to miss the unique opportunity to secure nationwide residential broadband service.

     The Commission’s disposition of the Applicants’ claimed broadband benefits is also inconsistent with the Commission’s wholehearted acceptance of much weaker claims in the case of AT&T/Comcast. Consistent treatment would create “substantial doubt” as to whether a hearing should be held. As the Applicants have pointed out, the broadband benefits flowing from the merger are in fact less speculative, more credible and more merger-specific in several respects than those claimed by the parties in the AT&T/Comcast merger. Here, neither company will likely provide a widely-used residential broadband offering standing alone;78 the broadband benefits will result directly from the combination of the two companies’ subscriber bases and spectrum resources;79 satellite broadband deployment will usher in competition against the cable video/broadband bundle;80 and it will benefit all consumers nationwide.81 Moreover, the

     78 See, e.g., Applicants’ Ex Parte Broadband Presentation to the Commission’s Merger Task Force (June 12, 2002) (“Broadband Presentation”) at 5-26 (explaining in detail why the economics of the companies’ standalone efforts are unfavorable); see also Applicant’s Ex Parte Submission (July 30, 2002) (“Broadband Economic Models”).

     79 See id. at 28-41 (demonstrating that the combination of subscriber bases and spectrum resources is key to achieving the scale necessary to create a competitive satellite broadband service).

     80 See Broadband Presentation at 43-48 (explaining that the combination will create effective, facility-based competition with cable modem and DSL technology, that will be comparable in price and performance and will serve as a competitive constraint on cable and DSL providers’ pricing and service).

     81 Id. at 44 (the combination will help bridge the digital divide by bringing broadband service to some 40 million households currently not served by DSL or cable).

Applicants have submitted detailed and unrebutted econometric models backing their claim that the merger will create a viable broadband competition.82

     In the AT&T/Comcast transaction, on the other hand, each company already occupies a dominant position in the provision of high-speed access in its franchise areas. The claimed benefits will allegedly arise chiefly from the merged company’s improved ability to finance broadband deployment. This additional deployment will further entrench cable dominance as opposed to introducing new competition, and it will not benefit consumers outside the parties’ franchise areas. See Applicants’ Ex Parte Reply Comments at 7 n.15 (Oct. 8, 2002). Finally, it appears that the cable applicants did not submit any econometric evidence that the merger would even accelerate the existing pace of broadband deployment. Specifically, the Applicants’ review of the public record in the AT&T/Comcast proceeding suggests that the applicants provided no support whatsoever backing their conclusory assertion of $1.25-1.95 billion in merger synergies.83

     Nevertheless, in AT&T/Comcast the Commission found that “the merged entity is likely to accelerate the deployment of broadband services in AT&T service areas,” even though, as it recognized, “most cable providers are deploying broadband” anyway. AT&T/Comcast

     82 See Broadband Economic Models.

     83 AT&T and Comcast simply included in their application the unsupported assertion that the merger “should result in synergies and efficiencies worth approximately $1.25 to $1.95 billion a year in increased earnings before interest, tax, depreciation and amortization (“EBITDA”).” See AT&T/Comcast Application, Declaration of Robert Pick, at 3. Later in the proceeding, the applicants merely reaffirmed this estimate, see Letter from A. Renee Callahan, Counsel to Comcast Corp., to Marlene H. Dortch, Secretary, FCC, at 28 (“Value Creations Through Synergies”) (Redacted Version) (July 2, 2002), this time dividing the estimated merger synergies into the following five categories with no further backup: (1) “programming cost savings”; (2) “continued operating efficiencies”; (3) “national advertising platform”; (4) “new products”; and (5) “Comcast telephony.” See id.

Order at ¶112. The rationale for this finding is at every turn inconsistent with the Commission’s complete dismissal of the broadband claims in the EchoStar-Hughes merger proceeding.

     To justify its conclusion in AT&T/Comcast, the Commission reasoned primarily that Comcast “has been able to upgrade its plant more quickly than AT&T....,” and therefore “applying this expertise to the AT&T cable systems is likely to have a positive impact on the deployment of broadband to AT&T subscribers that currently do not have access to those services.” Id. Comparison of these findings to the HDO discussion suggests the absurd proposition that a broadband benefit is more merger-specific when one of the two merger providers is a very effective broadband provider already than when neither provider is an effective provider today.

The Commission in AT&T/Comcast next reasoned that:

the greater scale and scope of the merged entity is likely to spur new investment. The development and deployment of new technologies often entails significant up-front, fixed investment. The merged company should have a greater ability to spread those fixed costs across a larger customer base, which should in turn foster incentives for investment by the merged entity....

AT&T/Comcast Order at ¶ 113. This passage is impossible to reconcile with the Commission’s total rejection of these very same claims made by EchoStar and Hughes, especially because the need to spread the huge fixed costs over a large subscriber base is much more evident in the EchoStar/Hughes merger84 — after all, each of AT&T and Comcast has been able to overcome these fixed-cost hurdles and to provide substantial residential service on a stand-alone basis, whereas the same obstacle has proved debilitating for EchoStar’s and Hughes’ efforts.

     84 See, e.g., Broadband Presentation at 22 (describing the multi-billion dollar upfront costs needed to implement a competitive satellite broadband service).

     Finally, the Commission reasoned that, “to the extent Comcast and AT&T each have particular expertise in electronic commerce and customer care that they can bring to the merged entity, that also should contribute positively to consumer experience.” Id. That is a completely speculative proposition that could be used to “prove” almost any benefit asserted by almost any two merger partners. Reliance on such a truism by the Commission strikes a particularly dissonant chord with the Commission’s disregard for the econometric evidence of scope and scale economies submitted by EchoStar and Hughes85 — evidence absent from the filings of AT&T and Comcast.

     In short, the FCC approved the merger of the two cable giants based primarily on the asserted acceleration of the pace of broadband deployment that is happening already without the merger, and failed to credit the EchoStar/Hughes merger’s much more concrete promise — the creation of an effective broadband provider. Application of the broadband policy evident in the AT&T/Comcast merger would compel the recognition of much more substantial benefits in this proceeding and likely tilt the balance of benefits and harms towards grant of the application without need for a hearing.

     Synergies. In refusing to credit the efficiency benefits quantified exhaustively by the Applicants, the Commission has disregarded submissions that exceeded in detail and documentation anything that, to the Applicants’ knowledge, has ever been submitted to the Commission in any merger proceeding.

     85 See generally Broadband Economic Models.

     The Applicants specifically submitted a model tying the efficiency estimates to the merger, and followed up with detailed backup for each estimate.86 The Applicants’ synergies analysis examined in detail the positive revenue benefits of expanded local-into-local service; new services such as educational, foreign language and independent programming; HDTV programming; pay-per-view and near-video on demand; advertising interactive services; and the introduction of competitive satellite broadband service; as well as the reduction of subscriber acquisition costs, programming costs, operational and general and administrative (“G&A”) costs and reduced churn.87 Importantly, the synergies analysis used various Wall Street consensus figures (not the Applicants’ own estimates) as the starting point for nearly all projections, including subscriber count, churn, subscriber acquisition costs, average revenue per user, programming costs and G&A costs. Use of consensus figures as a baseline, and other conservative assumptions, may substantially understate the value of synergies resulting from the merger. In addition, while certain petitioners objected to the Applicants’ claim of synergies in general, no one objected specifically to the Applicants’ quantification of the synergies (the July 5, 2002 presentation) or the detailed backup submitted by the Applicants on September 20, 2002.

     86 See e.g., Ex Parte Letter from Pantelis Michalopoulos, Counsel to EchoStar Communications Corporation, and Gary M. Epstein, Counsel to General Motors Corporation and Hughes Electronics Corporation, to Marlene H. Dortch (July 5, 2002) (containing presentation detailing the benefits projected to flow from the applicants’ proposed merger including cost savings and revenue synergies); Ex Parte Letter from Pantelis Michalopoulos, Counsel to EchoStar Communications Corporation, and Gary M. Epstein, Counsel to General Motors Corporation and Hughes Electronics Corporation, to Marlene H. Dortch (Sept. 20, 2002) (documenting significant merger-specific efficiencies).

     87 See generally id.

Yet the Commission, for various unsupported reasons, apparently discounted the Applicants’ well-documented synergies in their entirety.88

     In the AT&T/Comcast proceeding, by comparison, the efficiencies estimates that the parties produced fall far short of these submissions. The parties stated generally that their merger “will create efficiencies and synergies that will allow AT&T/Comcast to accelerate the availability of local telephony, digital video, high-speed Internet service, and other broadband services to millions of residential consumers in areas of 41 states” and “provide a competitive spur to other entities, including incumbent telephone companies, nationwide [DBS] providers, and others.”89 While Robert Pick, Senior Vice President of Corporate Development at Comcast Corporation, attempted to quantify the extent of these efficiencies and synergies by stating that the merger “should result in synergies and efficiencies worth approximately $1.25 to $1.95 billion a year in increased earnings before interest, tax, depreciation and amortization

     88For example, with respect to revenue synergies the Commission incorrectly suggests that the Applicants did not properly estimate the incremental profit that would result from new services. See HDO at ¶ 204. However, because such services would not be offered absent the merger, that is precisely what the Applicants demonstrated. The Commission goes on to say, however, that even if the Applicants had properly estimated these synergies, “this would not necessarily provide a clear picture of the net gain in social welfare” because some of the gain may come from customers switching from cable. In so doing, the Commission established a standard that is as impossible to meet as it is to apply: Applicants may become better competitors as a result of a merger, but the synergies of the transaction must be reduced precisely because they are better competitors. Similarly, on the cost reduction side of the synergies analysis, the Commission ignored the fundamental economies of scale associated with combining the EchoStar and DIRECTV customer bases on programming, equipment and other costs. See id. at ¶ 208. Furthermore, in disregarding the Applicants’ estimate of the net present value of future synergies that will accrue in the “out years” after the merger, it ignored billions of dollars in synergies that will be realized in the near term. See id. at ¶ 209.

     89 See In the Matter of Applications for Consent to the Transfer of Control of Licenses, Comcast Corporation and AT&T Corp., Transferors, to AT&T Comcast Corporation, Transferee, Applications and Public Interest Statement, Description of Transactions, Public Interest Showing and Related Demonstrations at 28-29 (Feb. 28, 2002) (“AT&T/Comcast Application”).

(“EBITDA”),”90 he seems to have provided little evidence, and no model, to substantiate the estimates provided. Later in the proceeding, Steve Burke, President of Comcast Cable, reaffirmed the initial $1.25-1.95 billion synergy estimate provided by Mr. Pick, but similarly failed to provide any concrete evidence to substantiate the estimates.91

     Moreover, Mr. Pick stated that the projections and estimates provided are “necessarily based upon incomplete data and [are] inherently inexact.” Mr. Pick also acknowledged that “in the course of calculating potential synergies and efficiencies, it was necessary to rely upon the accuracy of data supplied to us and to make certain simplifying assumptions and estimates, which inevitably injected a level of uncertainty into the analysis.”92 In addition, he noted that while some of these synergies and efficiencies “should be realized immediately or very soon after closing,” more than half of them may not be realized for 3 or more years following the closing and his cautionary language indicates that others may not be obtained at all.93 Other submissions of synergies estimates in other proceedings are no different.

     Of course, even the best synergies estimates are just that — estimates of things expected to happen in the future. Yet the Commission, while seeing no serious problem with the “inexact[ness]” and the three years or more time frame for most of the benefits claimed in the

     90 AT&T/Comcast Application, Declaration of Robert Pick, at 3 (“Pick Declaration”). Mr. Pick also states that the aforementioned cost savings estimates do not include an estimated $200 to $300 million a year in savings on capital expenditures. Id.

     91 See Letter from A. Renee Callahan, Counsel to Comcast Corp., to Marlene H. Dortch, Secretary, FCC, at 28 (“Value Creations Through Synergies” presented by Steve Burke, President, Comcast Cable) (Redacted Version) (July 2, 2002). In his presentation, Mr. Burke lists the following five sources for the estimated synergies: (1) “programming cost savings”; (2) “continued operating efficiencies”; (3) “national advertising platform”; (4) “new products”; and (5) “Comcast telephony.” See id.

     92 Pick Declaration at 3-4.

     93 Id. at 3.

AT&T/Comcast case, found these factors to be debilitating obstacles in this proceeding, stating with respect to the time frame: “[M]any of the Applicants’ efficiency claims are inherently speculative because they are not projected to occur until three or more years after consummation of the merger.”94 And the Commission found faults in the itemized backup submitted by the Applicants, while AT&T and Comcast do not appear to have submitted any detailed itemization or backup whatsoever. In short, the Commission subjected the Applicants to disparate treatment by holding them to a more exacting standard of proof than in other complex merger proceedings. In fact, it appears that the only possible way to overcome the evidentiary hurdles erected by the Commission here would be if the Applicants had already consummated the transaction and had been able to observe empirically its benefits.

     The unreasonably short time frame imposed by the Commission on recognition of benefits can be contrasted not only with AT&T/Comcast and other merger proceedings, but also with the Commission policies evident in every single satellite licensing proceeding. By their nature, satellites take a relatively long time to build, and New EchoStar I is no exception. For that reason, the benefits claimed by satellite applicants are typically expected to accrue over protracted periods of time — as much as 6 years from grant. This time frame, however, has not until this proceeding prevented the Commission from basing its public interest findings on

     94 See HDO at ¶ 202. See also id. (“Another problem with the Applicants’ efficiency showing is that many of the claimed benefits appear highly speculative.”); id. at ¶ 209 (“[M]any of their other claimed cost savings appear to be either speculative or lacking in credibility.”); id. at ¶ 213; id. at ¶ 227 (“Clearly, the nascent state of this potential future service raises questions and uncertainties both as to the timing and scope of its implementation and as to the quality and price that will be achieved that cannot reasonably be answered at this time. Thus, it is highly speculative whether this alleged merger benefit will come into fruition within a reasonable timeframe.”); id. at ¶ 229 (“Based on the record evidence, we find that the Applicants have failed to demonstrate that the Merger will result in cognizable public interest benefits related to satellite broadband service. More specifically, ...we find that Applicants’ benefits claims are speculative and not credible and do not appear to be merger specific.”).

precisely such claimed benefits.95 To refuse to recognize a benefit because it would accrue more than three years after the Commission action is literally shortsighted, especially in the context of the satellite industry, and does not serve the public interest.

     The Commission’s criticism that the synergies model does not distinguish between public and private benefits is another example of discriminatory treatment at the Applicants’ expense. In fact, synergies models submitted in other merger proceedings have not distinguished between public and private benefits, and the synergies presentation made by AT&T and Comcast does not appear to have done so either.96 Thus, the public record suggests that AT&T and Comcast did not submit a breakdown showing what portion of their $1.25-1.95 billion synergies estimate would inure to the public. In fact, that distinction is the task of the economic experts, who consider the efficiencies expected from the merger in conjunction with the expected intensity of post-merger competition and estimate how many of these efficiencies will redound to the benefit of the consumer. The Applicants’ experts did so and were deliberately conservative, since they considered only a small portion of the efficiency benefits shown by the Applicants. The Commission ignored that work, however. At the same time, the Commission was not troubled by the absence of the distinction between public and private benefits from the AT&T/Comcast presentation, even though in that case each merger partner, even standing alone, is a dominant provider of both MVPD and broadband service.

     95 See, e.g., Application of Iridium LLC, 16 FCC Red 13778 (2001) (2 GHz Mobile Satellite Service space station authorization with operational milestone six years from date of authorization); Loral Space & Communications Ltd., 13 FCC Red 1379 (1997) (first-round Ka-band Fixed-Satellite Service authorization without any specific implementation milestones because inter-satellite link frequency assignments could not be made at time of licensing).

     96 See, e.g., AT&T/Comcast Application at 31 and Pick Declaration at 3 (“within five years, the Merger should result in synergies and efficiencies worth approximately $1.25 to $1.95 billion a year in increased Earnings Before Interest, Tax, Depreciation and Amortization.”)

B.	The Competition Concerns Associated With The Merger Are Not As Grave As The HDO Estimated.

     The Commission dismissed the simulation of the welfare benefits conducted by the Applicants’ economic experts by stating that the elasticities estimates of the analysis were “fatally flawed” and explaining very little beyond that.97 More specifically, the Commission all but ignored the cornerstone of the Applicants’ elasticity estimates — the diversion rates.98 With respect to those rates, the Commission said only that, depending on the criteria for using the churn survey data evaluated by the Applicants’ experts, the diversion rate between the two companies could be higher.99

     This reasoning does not comply with the requirement of reasoned decision-making for two reasons: first, the Commission did not even cite the painstaking comparison of the two companies’ subscriber databases done by the Applicants’ experts, which shows the actual diversion rate between the two companies to be lower than suggested by the survey data under any set of standards.100 These findings were disregarded even though they were completely undisputed in the record below. Second, the Hearing Designation Order substitutes higher churn numbers for those used by the Applicants without offering any explanation as to why these higher numbers are more correct.101

     97 See Hearing Designation Order at ¶ 160, Appendix E at ¶ 123.

     98 See generally id. at ¶¶ 26-29.

     99 See id. at ¶ 26.

     100 See Economists Report on Further Analysis of the Diversion Ratio Between EchoStar and DIRECTV (September 13, 2002).

     101 See Hearing Designation Order, Appendix E at ¶ 30.

     Even so, many of the Commission’s own calculations based on these higher rates resulted in significant net consumer benefits.102 The Commission, however, disregarded these calculations and focused instead on its worst-case estimate. That estimate uses an astronomically high diversion rate between the companies, which even according to the Commission analysis cannot be the correct nationwide rate, and nevertheless applies it throughout the nation. That is, in producing its worst-case scenario, the Commission appears to assume contrary to reality that cable does not exist anywhere in the country,103 disregarding its repeated recognition of cable operators as the dominant providers in the MVPD market. The Commission’s worst-case estimate also assumes that the merger will produce no marginal cost benefits whatsoever, and therefore does not balance the perceived harms against any benefits, contrary to the Commission’s own recognition that the merger will in fact result in some significant benefits.

     In addition to substituting its own numbers in the Applicants’ merger simulation, the Commission conducted its own “analysis,” which the Commission itself recognized as “tentative” and only relevant until a “more reliable” and “verifiable” estimate is developed.104 It appears from that description that the Commission’s analysis did not recognize any merger benefits and took account only of the reduction in the number of competitors. This is wrong for two reasons. First, it is inconsistent with the Commission’s own recognition that the merger stands to produce at least some benefits. Second, such an analysis proves nothing. Any merger of competitors in the same market leads to a reduction in the number of competitors and any analysis that does not take into account the efficiencies associated with that merger would

     102 See id.

     103 See HDO, Appendix E, at ¶¶ 26, 30 (it appears from review of these passages that the Commission’s worst case “sensitivity analysis” assumes the entire nation is unserved by cable).

     104 See id. at ¶¶ 30-35.

therefore project a welfare loss for consumers — a tautological exercise that begs the real question and would lead, if it were relevant, to denial of every single merger proposal other than conglomerate mergers. Finally, the Hearing Designation Order does not even reveal the results of the staff’s analysis — an obvious lapse of the Commission’s responsibilities under the APA.

C.	The Hearing Designation Order Was Wrong about the Commission’s Spectrum Policy Precedent.

     The Commission’s “spectrum policy” concern with allowing one company to control all DBS locations that have nationwide coverage is based on a gerrymandered subset of the spectrum — not even the Hearing Designation Order maintains that there is a relevant full-CONUS DBS market. The locations in question are not the only ones allocated to the DBS service. In any event, the Hearing Designation Order is flatly wrong that the Commission has never “permitted a single commercial spectrum licensee to hold the entire available spectrum allocated to a particular service,”105 or that the Applicants “have cited no example” where the Commission has done so.106.

     As the Applicants pointed out in their Opposition to Petitions to Deny the Application, the Commission has, in fact, sanctioned the use of the spectrum allocated to a particular service by one licensee. See Applicants’ Opp’n to Petitions to Deny and Reply Comments at 33. When the Commission first established the Mobile Satellite Service (“MSS”) in the L-band, it received competing Applications from 12 companies, invited all the Applicants to form one consortium, American Mobile Satellite Corporation, and gave one license to that entity. The Commission purposefully elected to license one large consortium as opposed to multiple smaller entities because, among other things: a larger amount of bandwidth would

     105 Id. at ¶ 277.

     106 Id.

permit a greater variety of services to be provided by an MSS system, and a larger customer base to be served; the high cost of an MSS system and the amount of spectrum available for MSS warranted the licensing of one initial MSS system using the entire allocated spectrum; and joint ownership of an MSS system would best permit a variety of competitive mobile satellite services to be made expeditiously available to the public.107

These same considerations would justify to a much greater extent here the creation of New EchoStar even if there were not ample other spectrum in the same band available for other competing providers.

V.     SECTION 304 WAIVER

     In accordance with Section 304 of the Communications Act of 1934, 47 U.S.C. § 304, Applicants hereby waive any claim to the use of any particular frequency or of the electromagnetic spectrum because of previous use of the same, whether by license or otherwise.

VI.     CONCLUSION

     The proposed merger between EchoStar and Hughes presents extraordinary efficiencies that will benefit consumers across the country. The merger will enable New

     107 See Amendment of Parts 2, 22 and 25 of the Commission’s Rules to Allocate Spectrum for, and to Establish Other Rules and Policies Pertaining to the Use of Radio Frequencies in a Land Mobile Satellite Service for the Provision of Various Common Carrier Services, 2 FCC Red. 485 (1987) recon. denied, 4 FCC Red. 6016 (1989); Amendment of Parts 2, 22 and 25 of the Commission’s Rules to Allocate Spectrum for, and to Establish Other Rules and Policies Pertaining to the Use of Radio Frequencies in a Land Mobile Satellite Service for the Provision of Various Common Carrier Services, 4 FCC Red. 6041 (1989), rev’d in part and remanded, Aeronautical Radio, Inc. v. FCC, 928 F.2d 428 (D.C. Cir. 1991) on remand, Amendment of Parts 2, 22 and 25 of the Commission’s Rules to Allocate Spectrum for and to Establish Other Rules and Policies Pertaining to the Mobile Satellite Service for the Provision of Various Common Carrier Services, 6 FCC Red. 4900 (Aug. 2, 1991); Amendment of Parts 2, 22 and 25 of the Commission’s Rules to Allocate Spectrum for and to Establish Other Rules and Policies Pertaining to the Use of Radio Frequencies in a Land Mobile Satellite Service for the Provision of Various Common Carrier Services, 7 FCC Red. 266 (1992), petitions for review dismissed, Aeronautical Radio, Inc. v. FCC, 983 F.2d 275 (D.C. Cir. 1993).

EchoStar to offer a variety of new, enhanced and expanded services, including broadly deployed, affordable satellite Internet access service, that simply will not be available in the absence of the merger. Although the divestiture reduces the value of the merger synergies to some extent due to the reduction in spectrum available to New EchoStar, the current proposal is a realistic and practical means to ensure that the number of MVPD and DBS competitors is not reduced, while competition is enhanced with the efficiencies of the merger. Under the proposal, Rainbow will enter with the support of an experienced, successful MSO with a proven track record and an established infrastructure, Motorola and its distributors, and a programming affiliate with valuable content, as well as state-of-the art technology, reselling New EchoStar services and having an enhanced opportunity to attract New EchoStar subscribers in need of an upgrade. By enabling Rainbow to compete with a full-featured offering across the entire country, the proposal substantially increases its chance of commercial success. The combination of a substantially strengthened entrant and the substantially strengthened merged firm, both with greater capacity and lower costs than without the merger, will greatly increase competition throughout the country, and give all MVPD consumers more options and more choices than they would have if the merger is blocked.

Respectfully submitted,

EchoStar Communications Corporation

/s/ David K. Moskowitz David K. Moskowitz Senior Vice President and General Counsel EchoStar Communications Corporation 5701 South Santa Fe Littleton, CO 80120 (303) 723-1000

Dated: 11/27/02

HUGHES ELECTRONICS CORPORATION

By:	/s/ Eddy W. Hartenstein Eddy W. Hartenstein Corporate Senior Executive Vice President

GENERAL MOTORS CORPORATION

By:	/s/ Warren G. Andersen Warren G. Andersen Assistant General Counsel and Assistant Secretary

Respectfully submitted,

EchoStar Communications Corporation

/s/ David K. Moskowitz David K. Moskowitz Senior Vice President and General Counsel EchoStar Communications Corporation 5701 South Santa Fe Littleton, CO 80120 (303) 723-1000

Dated: 11/27/02

CERTIFICATE OF SERVICE

     I hereby certify that on this 27th day of November 2002, a copy of the foregoing was sent by first-class mail (or by hand delivery as indicated by asterisk) to the following:

* Honorable Richard Sippel	*Linda Senecal
Chief Administrative Law Judge	Management Analyst, Media Bureau
Federal Communications Commission	Federal Communications Commission
445 12th Street, SW	445 12th Street, S.W., Room: 2-C438
Washington, D.C. 20554	Washington, D.C. 20554

* Charles Kelly, Esq.	Christopher C. Cinnamon, Esq.
Chief, Investigations and Hearings Division	Cinnamon Mueller
Enforcement Bureau	307 North Michigan Avenue, Suite 1020
Federal Communications Commission	Chicago, IL 60601
445 12th Street, SW, Room 3-B431	Counsel to American Cable Association
Washington, D.C. 20554	Henry L. Bauman
*W. Kenneth Ferree	National Association of Broadcasters
Chief	1771 N Street, N.W.
Media Bureau	Washington, D.C. 20036
Federal Communications Commission 445 Twelfth Street, SW	Ted S. Lodge, Esq.
Washington, DC 20554	Pegasus Communications Corp.
225 City Line Avenue, Suite 200 Bala Cynwyd, PA 19004
*Barbara Esbin
Associate Bureau Chief Media Bureau	Patrick J. Grant, Esq.
Federal Communications Commission	Arnold & Porter
445 Twelfth Street, SW	555 12th Street, N.W.
Washington, DC 20554	Washington, D.C. 20004-1206
Counsel for Pegasus Communications Corp.
*Marcia Glauberman Deputy Division Chief	William D. Silva, Esq.
Industry Analysis Division	Law Offices of William D. Silva
Media Bureau	5335 Wisconsin Avenue, N.W., Suite 400
Federal Communications Commission	Washington, D.C. 20015-2003
445 Twelfth Street, SW	Counsel to the Word Network
Washington, DC 20554

Alan C. Campbell, Esq.	Kemal Kawa, Esq.
Irwin, Campbell & Tannenwald, P.C	O’Melveny & Myers LLP
1730 Rhode Island Avenue, N.W., Suite 200	1650 Tysons Boulevard
Washington, D.C. 20036-3101	McLean, VA 22102
Counsel to Family Stations, Inc.	Counsel for Northpoint Technology, Ltd.

Peter Tannenwald, Esq.	John R. Feore, Jr., Esq.
Irwin, Campbell & Tannenwald, P.C	Dow, Lohnes & Albertson, PLLC
1730 Rhode Island Avenue, N.W., Suite 200	1200 New Hampshire Avenue, N.W.
Washington, D.C. 20036-3101	Suite 800
Counsel to North Pacific International	Washington, D.C. 20036
Television, Inc.	Counsel for Paxson Communications
Corporation
Jack Richards, Esq. Keller and Heckman LLP	Mark A. Balkin, Esq.
1001 G Street, N.W., Suite 500 West	Hardy, Carey & Chautin LLP
Washington, D.C. 20001	110 Veterans Blvd., Suite 300
Counsel to National Rural	Metairie, LA 70005
Telecommunications Cooperative	Counsel to Carolina Christian Television,
Inc. and LeSea Broadcasting Corporation
Stephen M. Ryan, Esq. Manatt, Phelps & Phillips, LLP	Scott R. Flick, Esq.
1501 M Street, N.W., Suite 700	Shaw Pittman LLP
Washington, D.C. 20005	2300 N Street, N.W.
Counsel to National Rural	Washington, D.C. 20037
Telecommunications Cooperative	Counsel to Univision Communications

Arthur V. Belendiuk, Esq.	Barry D. Wood, Esq.
Smithwick & Belendiuk, P.C.	Wood, Maines & Brown, Chartered
5028 Wisconsin Avenue, N.W.	1827 Jefferson Place, N.W.
Suite 301	Washington, D.C. 20036
Washington, D.C. 20016	Counsel to Eagle III Broadcasting, LLC
Counsel to Johnson Broadcasting of Dallas, Inc.	Barry D. Wood, Esq.
Wood, Maines & Brown, Chartered
Debbie Goldman, Esq.	1827 Jefferson Place, N.W.
Communications Workers of America	Washington, D.C. 20036
501 Third Street, N.W.	Counsel to Brunson Communications, Inc.
Washington, D.C. 20001

/s/ Todd B. Lantor

Todd B. Lantor

FCC 312	Approved by OMB	FCC Use Only
Main Form	3060-0678	File Number:
Est. Avg. Burden Hours
	Per Response: 11 Hrs	Call Sign:
FEDERAL COMMUNICATIONS COMMISSION		Fee Number:

APPLICATION FOR SATELLITE SPACE AND EARTH STATION AUTHORIZATIONS

APPLICANT INFORMATION

1. Legal Name of Applicant EchoStar Communications Corporation (a Delaware corporation)		2. Voice Telephone Number 303-723-1000

3. Other Name Used for Doing Business (if any)		4. Fax Telephone Number 303-734-1699

5. Mailing Street Address or P.O. Box 5701 South Santa Fe	6. City Littleton
ATTENTION: David K. Moskowitz
	7. State / Country (if not U.S.A.) CO	8. Zip Code 80120
9. Name of Contact Representative (If other than applicant) Pantelis Michalopoulos		10. Voice Telephone Number 202-429-6494

11. Firm or Company Name Steptoe & Johnson LLP		12. Fax Telephone Number 202-429-3902

13. Mailing Street Address or P.O. Box 1330 Connecticut Avenue, N.W	14. City Washington

ATTENTION:
	15. State / Country (if not U.S.A.) DC	16. Zip Code 20036-1795

CLASSIFICATION OF FILING

17.     Place an “X” in the box next to the classification that applies to this filing for both questions a. and b. Mark only one box for 17a and only one box for 17b.

		b1.	Application for License of New Station	b6.	Transfer of Control of License or Registration
a1.	Earth Station	b2.	Application for Registration of New Domestic Receive-Only Station	b7.	Notification of Minor Modification
a2.	Space Station	b3.	Amendment to a Pending Application	b8.	Application for License of New Receive-Only Station Using Non-U.S. Licensed Satellite
		b4.	Modification of License or Registration	b9.	Letter of Intent to Use Non-U.S. Licensed Satellite to Provide Service in the United States
		b5.	Assignment of License or Registration	b10.	Other (Please Specify):

18.	If this filing is in reference to an existing station, enter:	19.	If this filing is an amendment to a pending application enter:
Call sign of station:
(a)	Date pending application was filed:	(b)	File number of pending application

	Dec. 3, 2001		SAT-T/C-20011204-00114

FCC 312, Main Form - Page 1
February, 1998

TYPE OF SERVICE

20. NATURE OF SERVICE: This filing is for an authorization to provide or use the following type(s) of service(s): Place an “X” in the box(es) next to all that apply.

a. Fixed Satellite b. Mobile Satellite	c. Radiodetermination Satellite d. Earth Exploration Satellite	e. Direct to Home Fixed Satellite f. Digital Audio Radio Service	g. Other (please specify) Broadcasting Satellite Service

21. STATUS: Place an “X” in the box next to the applicable status. Mark only one box.	22. If earth station applicant, plane an “X” in the box(es) next to all that apply.

a. Common Carrier	b. Non-Common Carrier	a. Using U.S. licensed satellites	b. Using Non-U.S. licensed satellites N/A

23.     If applicant is providing INTERNATIONAL COMMON CARRIER service, see instructions regarding Sec. 214 filings. Mark only one box. Are these facilities:

a. Connected to the Public Switched Network	b. Not connected to the Public Switched Network N/A

24.     FREQUENCY BAND(S): Place an “X” in the box(es) next to all applicable frequency band(s).

a. C-Band (4/6 GHz) b. Ku-Band (12/14 GHz)	c. Other (Please specify) 12000-12700 MHz; 17300-17800 MHz

TYPE OF STATION

25.     CLASS OF STATION: Place an “X” in the box(es) next to the class of station that applies. Mark only one box.

a. Fixed Earth Station	b. Temporary-Fixed Earth Station	c. 12/14 GHz VSAT Network	d. Mobile Earth Station	e. Space Station	f. Other (Specify)

If space station applicant, go to Question 27.

26.     TYPE OF EARTH STATION FACILITY. Mark only one box.

a. Transmit/Receive	b. Transmit-Only	c. Receive-Only N/A

PURPOSE OF MODIFICATION OR AMENDMENT

27.     The purpose of this proposed modification or amendment is to:   Place an “X” in the box(es) next to all that apply.

a — authorization to add new emission designator and related service
b — authorization to change emission designator and related service
c — authorization to increase EIRP and EIRP density
d — authorization to replace antenna
e — authorization to add antenna
f — authorization to relocate fixed station
g — authorization to change assigned frequency (ies)
h — authorization to add Points of Communication (satellites & countries)
i — authorization to change Points of Communication (satellites & countries)
j — authorization for facilities for which environmental assessment and radiation hazard reporting is required
k — Other (Please Specify)
Amendment to pending transfer of control application

ENVIRONMENTAL POLICY

28. Would a Commission grant of any proposal in this application or amendment have a significant environmental impact as defined by 47 CFR 1.1307?	YES	NO

If YES, submit the statement as required by Sections 1.1308 and 1.1311 of the Commission’s rules, 47 C.F.R. §§ 1.1308 and 1.1311, as an exhibit to this application.
      A Radiation Hazard Study must accompany all applications as an exhibit for new transmitting facilities, major modifications, or major amendments. Refer to OET Bulletin 65.

FCC 312, Main Form – Page 2
February, 1998

ALIEN OWNERSHIP

29.	Is the applicant a foreign government or the representative of any foreign government?	YES	NO
30.	Is the applicant an alien or the representative of an alien?	YES	NO
31.	Is the applicant a corporation organized under the laws of any foreign government?	YES	NO
32.	Is the applicant a corporation of which more than one-fifth of the capital stock is owned of record or voted by aliens or their representatives or by a foreign government or representative thereof or by any corporation organized under the laws of a foreign country?	YES	NO
33.	Is the applicant a corporation directly or indirectly controlled by any other corporation of which more than one-fourth of the capital stock is owned of record or voted by aliens, their representatives, or by a foreign government or representative thereof or by any corporation organized under the laws of a foreign country?	YES	NO
34.	If any answer to questions 29, 30, 31, 32 and/or 33 is Yes, attach as an exhibit, the identification of the aliens or foreign entities, their nationality, their relationship to the applicant, and the percentage of stock they own or vote.

BASIC QUALIFICATIONS

35.	Does the applicant request any waivers or exemptions from any of the Commission’s Rules?	YES	NO
If Yes, attach as an exhibit, copies of the requests for waivers or exceptions with supporting documents.
36.	Has the applicant or any party to this application had any FCC station authorization or license revoked or had any application for an initial, modification or renewal of FCC station authorization, license, or construction permit denied by the Commission? If Yes, attach as an exhibit, an explanation of the circumstances.	YES	NO
37.	Has the applicant, or any party to this application, or any party directly or indirectly controlling the applicant ever been convicted of a felony by any state or federal court? If Yes, attach as an exhibit, an explanation of the circumstances.	YES	NO
38.	Has any court finally adjudged the applicant, or any person directly or indirectly controlling the applicant, guilty of unlawfully monopolizing or attempting unlawfully to monopolize radio communication, directly or indirectly, through control of manufacture or sale of radio apparatus, exclusive traffic arrangement or any other means or unfair methods of competition?	YES	NO
If Yes, attach as an exhibit, an explanation of the circumstances.
39.	Is the applicant, or any person directly or indirectly controlling the applicant, currently a party in any pending matter referred to in the preceeding two items? If Yes, attach as an exhibit, an explanation of the circumstances.	YES	NO
40.	If the applicant is a corporation and is applying for a space station license, attach as an exhibit the names, addresses, and citizenship of those stockholders owning of record and/or voting 10 percent or more of the Filer’s voting stock and the percentages so held. In the case of fiduciary control, indicate the beneficiary(ies) or class of beneficiaries. Also list the names and addresses of the officers and directors of the Filer.
41.	By checking Yes, the undersigned certifies, that neither the applicant nor any other party to the application is subject to a denial of Federal benefits that includes FCC benefits pursuant to Section 5301 of the Anti-Drug Act of 1988, 21 U.S.C. Section 862, because of a conviction for possession or distribution of a controlled substance. See 47 CFR 1.2002(b) for the meaning of “party to the application” for these purposes.	YES	NO
42a.	Does the applicant intend to use a non-U.S. licensed satellite to provide service in the United States?	YES	NO
If yes, answer 42b and attach an exhibit providing the information specified 47 C.F.R. § 25.137, as appropriate.
If no, proceed to question 43.
42b.	What administration has licensed or is in the process of licensing the space station? If no license will be issued, what administration has coordinated or is in the process of coordinating the space station? N/A

FCC 312, Main Form - Page 3
February, 1998

43.     Description. (Summarize the nature of the application and the services to be provided).

               See Exhibit D.

Exhibit No.	Identify all exhibits that are attached to this application.

A	Response to Question 36
B	Response to Question 39
C	Response to Question 40
D	Response to Question 43
E	Response to Question A8
F	Response to Question A21

CERTIFICATION

The Applicant waives any claim to the use of any particular frequency or of the electromagnetic spectrum as against the regulatory power of the United States because of the previous use of the same, whether by license or otherwise, and requests an authorization in accordance with this application. The applicant certifies that grant of this application would not cause the applicant to be in violation of the spectrum aggregation limit in 47 CFR Part 20. All statements made in exhibits are a material part hereof and are incorporated herein as if set out in full in this application. The undersigned, individually and for the applicant, hereby certifies that all statements made in this application and in all attached exhibits are true, complete and correct to the best of his or her knowledge and belief, and are made in good faith.

44.     Applicant is a (an):     (Place an “x” in the box next to applicable response.)

☐ a.	Individual	☐ b.	Unincorporated Association	☐ c.	Partnership	☒ d.	Corporation	☐ e.	Governmental Entity	☐ f.	Other (Please specify)

45. Typed Name of Person Signing								46. Title of Person Signing

David K. Moskowitz								Senior Vice President and General Counsel

47. Signature										48. Date

/s/ David K. Moskowitz/DRG										11/27/2002

WILLFUL FALSE STATEMENTS MADE ON THIS FORM ARE PUNISHABLE BY FINE AND/OR IMPRISONMENT (U.S. Code, Title 18, Section 1001), AND/OR REVOCATION OF ANY STATION AUTHORIZATION (U.S. Code, Title 47, Section 312(a)(l)), AND FORFEITURE (U.S. Code, Title 47, Section 503).

FEDERAL COMMUNICATIONS COMMISSION FCC 312 — Schedule A (Place an “X” in one of the blocks below)					FCC Use Only

☒	CONSENT TO TRANSFER OF CONTROL	☐	CONSENT TO ASSIGNMENT OF LICENSE

☐	NOTIFICATION OF TRANSFER OF CONTROL OF RECEIVE ONLY REGISTRATION	☐	NOTIFICATION OF ASSIGNMENT OF RECEIVE ONLY REGISTRATION

A1.	Name of Licensee or Registrant			A2.	Voice Telephone Number

	EchoStar Satellite Corporation				303-723-1000

A3.	Mailing Street Address or P.O. Box			A4.	Fax Telephone Number

	5701 South Santa Fe ATTENTION: David K. Moskowitz				303-723-1699

A5.	City	A6.	State/County (if not U.S.A.)	A7.	Zip Code

	Littleton		CO		80120

A8.	List Call Sign(s) of station(s) being assigned or transfered	A9.	No. of station(s) listed

DBS 88-01; DBS 88-02 (See Exhibit E)

A10.	Name of Transferor/Assignor (if different than licensee or registrant)	A15.	Name of Transferee/Assignee

	EchoStar Communications Corporation (a Nevada corporation)		EchoStar Communications Corporation (a Delaware corp.)

A11.	Mailing Street Address or P.O. Box	A16.	Mailing Street Address or P.O. Box

	5701 South Santa Fe		5701 South Santa Fe

A12.	City	A13.	State/Country	A14.	Zip Code	A17.	City	A18.	State/Country	A19.	Zip Code

	Littleton		CO		80120		Littleton		CO		80120

A20.	If these facilities are licensed, is the transferee/assignee directly or indirectly controlled by any other entity? If Yes, attach as an exhibit, a statement (including organizational diagrams where appropriate) which fully and completely identifies the nature and extent of control including: (1) the name, address, citizenship, and primary business of the controlling entity and any intermediate subsidiaries or parties; and (2) the names, addresses, citizenship, and the percentages of voting and equity stock of those stockholders holding 10 percent or more of the controlling corporation’s voting stock.	☐ YES	☒ NO

A21.	If these facilities are licensed, attach as an exhibit, a complete statement setting forth the facts which show how the assignment or transfer will serve the public interest.

CERTIFICATION

1.     The undersigned, individually and for licensee, certifies that all attached exhibits pertinent to Schedule A and all statements made in Schedule A of this application are true, and correct to the best of his/her knowledge and belief. The undersigned also certifies that any contracts or other instruments submitted herewith are complete and constitute the full agreement.

2.     The undersigned represents that stock will not be delivered and that control will not be transferred until the Commission’s consent has been received, but that transfer of control or assignment of license will be completed within 60 days of Commission consent. The undersigned also acknowledges that the Commission must be notified by letter within 30 days of consummation.

A22.	Printed Name of Licensee (Must agree with A1) EchoStar Satellite Corporation	A23.	Signature /s/ David K. Moskowitz/DRG	A24.	Title (Office Held by Person Signing) SVP & General Counsel	A25.	Date 11/27/02

A26.	Printed Name of License Transferor/Assignor (If different than licensee. Must agree with A10) EchoStar Communications Corp.	A27.	Signature /s/ David K. Moskowitz/DRG	A28.	Title (Office Held by Person Signing) SVP & General Counsel	A29.	Date 11/27/02

A30.	Printed Name of License Transferee/Assignee (Must agree with A15) EchoStar Communications Corp.	A31.	Signature /s/ David K. Moskowitz/DRG	A32.	Title (Office Held by Person Signing) SVP & General Counsel	A33.	Date 11/27/02

FCC 312-Schedule A
February, 1998

Exhibit A

Response to Question 36

     In a Memorandum Opinion and Order released May 16, 2002, the Satellite Division of the International Bureau cancelled EchoStar’s conditional construction permit for 22 channels at the 175° W.L. orbital location. See In the Matter of EchoStar Satellite Corporation, Directsat Corporation, Direct Broadcasting Satellite Corporation, Consolidated Request for Additional Time to Commence Operation, Memorandum Opinion and Order, DA 02-1164 (rel. May 16, 2002).

     By Order released July 1, 2002, the International Bureau cancelled EchoStar’s license for a Ka-band satellite system and dismissed a related modification application filed by EchoStar. See In the Matter of EchoStar Satellite Corporation; Application for Authority to Construct, Launch, and Operate a Ka-band Satellite System in the Fixed-Satellite Service, Memorandum Opinion and Order, DA 02-1534 (rel. July 1, 2002). On November 8, 2002, the International Bureau reinstated license for a Ka-band system and reinstated the related modification application. See In the Matter of EchoStar Satellite Corporation; Application for Authority to Construct, Launch, and Operate a Ka-band Satellite System in the Fixed-Satellite Service, Memorandum Opinion and Order, DA 02-3085 (rel. Nov. 8, 2002).

Exhibit B

Response to Question 39

1.	State Department Review
In 1996, two Hughes employees participated in a committee formed to review the findings of Chinese engineers regarding the failure of a Long March rocket in China. A grand jury investigation of potential export control law violations arising from the actions of the two employees was closed without issuing charges. However, Hughes is subject to the authority of the United States State Department to impose sanctions for non-criminal violations of the Arms Export Control Act. To date, the State Department has not imposed sanctions.

2.	Bischoff, et al. v. DIRECTV, et al.
In September 2000, a putative class action was commenced against DIRECTV, Thomson Consumer Electronics, Best Buy Co., Circuit City Stores and Tandy Corporation. The named plaintiffs purport to represent a class of all consumers who purchased DIRECTV equipment and services any time from March 1996 to September 1, 2000, and allege that defendants have violated federal and California antitrust statutes by entering into agreements to exclude competition and force retailers to boycott competitors’ products and services. Motion to compel arbitration with named plaintiffs was granted. The parties subsequently agreed to dismiss class allegations and settle and dismiss the named plaintiffs’ claims for a small non-material sum.

3.	Kingray, et al. v. NBA, et al.,
Kingray, et al. v. NHL, et al.
Putative class actions against NBA and NHL, its member teams and DIRECTV. Plaintiffs allege that the distribution agreements between the leagues and DIRECTV violate the antitrust laws. DIRECTV’s motion to dismiss the complaint was granted with leave to amend. The second motion to dismiss was granted with prejudice with respect to federal antitrust claims, and without prejudice with respect to state law claims. The parties have settled the cases by the plaintiffs’ agreeing not to re-tile their state-law claims in state court and DIRECTV agreeing not to pursue its claim for attorneys’ fees.

4.	Cable Connections, Inc., et al. v. DIRECTV, Inc., et al.
In May 2001, plaintiffs filed a class action complaint in Oklahoma State Court alleging claims including breach of contract and fiduciary duty, fraud, promissory estoppel, antitrust and unfair competition. The four plaintiffs are independent DIRECTV retailers who claim to be bringing the complaint on behalf of all independent retailers, including former PRIMESTAR and USSB retailers. In August 2001, the case was stayed and the court ordered the individual plaintiffs to pursue their claims in arbitration. After seven months of inactivity, plaintiffs filed a motion for class certification of their claims in arbitration. DIRECTV opposed this late request filed in contravention of the court’s stay order, but the court entered an order indicating that it would retain jurisdiction in order to determine whether the prerequisites for class treatment exist. DIRECT is appealing the order.

Exhibit C

Response to Question 40

     See narrative description in Applicants’ Consolidated Application for Authority to Transfer Control.1

     1 See Consolidated Application of EchoStar Communications Corporation, General Motors Corporation, Hughes Electronics Corporation, Transferors, and EchoStar Communications Corporation, Transferee, for Authority to Transfer Control, CS Docket No. 01-348, Exhibits D and E (filed Dec. 3, 2001).

Exhibit D

Response to Question 43

     This amendment to the pending transfer of control application filed by EchoStar Communications Corporation (“EchoStar”), General Motors Corporation and Hughes Electronics Corporation (“Hughes”) (collectively, the “Applicants”),1 is being filed to ameliorate the concerns identified by the Commission regarding the proposed merger transaction between EchoStar and Hughes. As described in the narrative portion of this amendment, the Applicants request approval of the merger conditioned on the consummation of a divestiture agreement that will include assignment of EchoStar’s FCC authorizations to provide DBS service from the 61.5° W.L. and 148° W.L. orbital locations and associated satellite resources to R/L DBS Company, LLC (“Rainbow”), as well as other measures, which will ensure the creation and competitive viability of an additional facilities-based DBS competitor — Rainbow, an indirect wholly-owned subsidiary of Cablevision Systems Corporation.

     1 See Consolidated Application of EchoStar Communications Corporation, General Motors Corporation, Hughes Electronics Corporation, Transferors, and EchoStar Communications Corporation, Transferee, for Authority to Transfer Control, CS Docket No. 01-348 (filed Dec. 3, 2001); see also File No. SAT-T/C-20011204-00114.

Exhibit E

Response to Question A8

Amended List of EchoStar Satellite Corporation’s DBS
Authorizations to be Transferred to New EchoStar

DBS Location	Call Sign/File Number
*61.5° W.L. (11 channels)	DBS 88-08; File No. 15-SAT-ML-98; Letter from Regina M. Keeney, Bureau Chief, FCC, to Direct Broadcasting Satellite Corp., 13 FCC Rcd 10395, DA 98-161 (1998)

110° W.L. (1 channel)	File No. SAT-MOD-19990419-00043; EchoStar Satellite Corp., 15 FCC Red. 6727, DA 99-1758 (1999)

119° W.L. (21 channels)	DBS 88-01; File No. 68-SAT-ML-96; Letter from Donald H. Gips, Bureau Chief, FCC, to EchoStar Satellite Corp., 11 FCC Rcd. 16468, DA 96-1983 (Nov. 26, 1996)

DBS 88-02; File No. 6-SAT-ML-97; Letter from Donald H. Gips, Bureau Chief, FCC, to EchoStar Satellite Corp., 11 FCC Red. 16465, DA 96-1983 (Nov. 26, 1996)

File Nos. 70-SAT-MP/ML-98,71 -SAT-MP/ML-98,72-SAT-MP/ML-98; EchoStar Satellite Corp., Directsat Corp., and EchoStar DBS Corp., 13 FCC Red. 8595, DA 98-794 (1998)

File Nos. SAT-MOD-19971230-00231, SAT-MOD-19971230-00235; EchoStar Satellite Corp., 15 FCC Rcd. 23636, DA 00-2383 (2000)

*148° W.L.	S2231; File No. 74-SAT-P/L-96; EchoStar DBS Corp., 12 FCC Rcd. 11946,
(24 channels)	DA 96-2164 (1996)

File Nos. 70-SAT-MP/ML-98, 71-SAT-MP/ML-98, 72-SAT-MP/ML-98; EchoStar Satellite Corp., Directsat Corp., and EchoStar DBS Corp., 13 FCC Rcd. 8595, DA 98-794 (1998)

File Nos. SAT-MOD-19971230-00231, SAT-MOD-19971230-00235; EchoStar Satellite Corp., 15 FCC Rcd. 23636, DA 00-2383 (2000)

* Indicates that the authorizations for the 61.5° W.L. and 148° W.L. orbital slots initially transferred to New EchoStar will be subsequently assigned to R/L DBS Company, LLC, pursuant to a divestiture requirement proposed in the amended transfer of control application, as a condition to grant. The narrative section of the amended application, including the public interest statement, is incorporated by reference herein.

Exhibit F

Response to Question A.21

     For a complete statement of public interest, see the narrative portions of the Applicants’ Amendment to Consolidated Application for Authority to Transfer Control (Section III) (attached hereto) and the Applicants’ Consolidated Application for Authority to Transfer Control (Section II).1

     1See Consolidated Application of EchoStar Communications Corporation, General Motors Corporation, Hughes Electronics Corporation, Transferors, and EchoStar Communications Corporation, Transferee, for Authority to Transfer Control, CS Docket No. 01-348 (filed Dec. 3, 2001).